UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended November 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File No. 333-132456



Byrna Technologies Inc.

(Exact name of registrant as specified in its charter)

Delaware	**71-1050654**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Burtt Road, Suite 115
Andover, MA 01810
(Address of Principal Executive Offices, including zip code)

(978) 868-5011
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001, par value per share	**BYRN**	**The Nasdaq Capital Market**

Securities registered pursuant to Section 12(g) of the Act: **None**.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer
☒ Non-accelerated filer	☒ Smaller reporting company
	☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (May 31, 2024) was approximately $204,157,655 based upon a share valuation of $11.69 per share.

As of February 7, 2025, the Company had 25,162,143 issued and 22,646,926 outstanding shares of common stock.

Documents incorporated by reference: Portions of the Registrant's definitive proxy statement relating to its 2025 annual meeting of shareholders (the "2025 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2025 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

TABLE OF CONTENTS

		PAGE
PART I		
Item 1.	Business	4
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	14
Item 1C.	Cybersecurity	14
Item 2.	Properties	14
Item 3.	Legal Proceedings	14
Item 4.	Mine Safety Disclosures	14
PART II		
Item 5.	Market Price for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Financial Data	15
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	18
Item 8.	Financial Statements	18
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	18
Item 9A.	Controls and Procedures	19
Item 9B.	Other Information	19
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	20
Item 11.	Executive Compensation	20
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	20
Item 13.	Certain Relationships and Related Transactions, and Director Independence	20
Item 14.	Principal Accounting Fees and Services	20
PART IV		
Item 15.	Exhibits	21
Item 16.	Form 10-K Summary	43
	Signatures	44

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Report") and the documents we have filed with the Securities and Exchange Commission (the "SEC") that are incorporated by reference herein contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this Annual Report including, without limitation, statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "goals," "sees," "estimates," "projects," "predicts," "intends," "think," "potential," "objectives," "optimistic," "strategy," and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management's current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled "Risk Factors." Moreover, new risks regularly emerge and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this Report are based on information available to us on the date hereof. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Report and the documents we have filed with the SEC.

Except as expressly required by applicable securities law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Forward-looking statements include, but are not limited to, statements about:

- the impact of any regulatory proceedings or litigation;
- our ability to protect our intellectual property and compete with existing and new products;
- the impact of stock compensation expense, dividends and related accounting, impairment expense and income tax expense on our financial results;
- our ability to manage our supply chain and avoid production delays, shortages or other factors, including product mix, cost of parts and materials and cost of labor that may impact our gross margins;
- our ability to recruit, retain and incentivize key management personnel;
- our ability to design, manufacture, market and sell new products and product lines;
- our ability to integrate the operations and product lines of companies that we acquire;
- risks related to product defects;
- the success of our entry to new markets;
- customer purchase behavior and negative media publicity or public perception of our brand or products;
- risks related to any loss of customer data, breach of security or an extended outage related to our e-commerce storefronts, including a breach or outage by our third-party cloud based storage providers;
- exposure to international operational risks;
- risks related to delayed cash collections or bad debt; and
- risks related to determinations or audits by taxing authorities, changes in government regulations, the impact of existing or future regulation by the U.S. Bureau of Alcohol, Tobacco, and Firearms ("BATF"), import and export regulators, and other federal or state authorities, or changes to the law in key international jurisdictions including South Africa or our inability to obtain needed exemptions from such existing or future regulation.

Our financial statements are stated in United States dollars ($US) and are prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP").

In this annual report, unless otherwise specified, all references to "common stock" refer to our common stock, par value $0.001 per share.

References in this Report to the "Company," "we," "us," or "our" refer to Byrna Technologies Inc. and its subsidiaries (formerly known as Security Devices International, Inc.) unless the context clearly requires otherwise.

TRADEMARK NOTICE

Byrna® is a registered trademark of Byrna Technologies Inc. in the United States. This Report contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Report, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other brand names, trademarks, trade names and service marks appearing in this Report are the property of their respective owners. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by any other companies.

ITEM 1. BUSINESS

Overview

We are a less-lethal self-defense technology company, specializing in innovative, next generation solutions for security situations that do not require the use of lethal force. Our mantra is *Live Safe®*, and our core mission is to empower people to safely embrace life. We seek to fulfill our mission by developing easy-to-use self-defense tools that are designed to allow people to live more safely. We are also focused on providing law enforcement and private security customers with less-lethal alternatives to firearms that are intended to reduce the use of firearms and facilitate trust within the communities they serve.

Our product portfolio includes:

● handheld personal security devices and shoulder-fired launchers designed for use by consumers and professional security customers without the need for a background check or firearms license;

● a line of projectiles that are fired by Byrna devices, including chemical irritant, kinetic and inert rounds;

● a line of self-defense aerosol products, including Byrna Bad Guy Repellent™; and

● accessories and related safety products, including the Byrna Banshee™, Byrna Shield™, compressed carbon dioxide (CO_2) canisters, sighting systems, holsters and Byrna-branded apparel.

Our Byrna personal security devices are powerful and effective less-lethal self-defense devices that are powered by CO_2 and fire .68 caliber spherical kinetic and chemical irritant projectiles that are designed to disable a threat from a standoff distance of up to 60 feet. We have designed our Byrna devices to function as a platform that can be enhanced, upgraded and customized in a modular fashion with our accessory products. Only Byrna projectiles are approved for use with Byrna launchers, which creates the potential for reoccurring sales of consumable products.

Our products are sold in both the consumer and security professional markets. In the consumer market, our solutions are designed to provide ordinary civilians with an effective, less-lethal tool to disable, disarm and deter would-be assailants and to escape harm's way. In the professional market, our products are designed to provide domestic and international law enforcement agencies, corrections and custodial officers, private security professionals, private investigators and other professional security users with a practical, less-lethal option to address threats and resolve conflicts without the need to resort to lethal force. Our products can be purchased in most U.S. locations quickly, simply and discreetly, without the requirement for a license, background check or waiting period.

Strategic Focus and Products

Our strategy is to establish Byrna as a consumer lifestyle brand associated with the confidence people can achieve by knowing they can protect themselves, their loved ones and those around them. We believe we have a significant opportunity to leverage the Byrna brand to expand our product line, broaden our user base and generate increasing sales from new and existing customers.

Our flagship product, the Byrna SD is a compact, ergonomically designed, handheld personal security device with the size and form factor of a compact handgun. It is easy to use, has virtually no recoil and is designed to fire accurately with an effective range of 50 feet. The Byrna SD utilizes our patented technology and more than 60 custom designed parts. The Byrna SD comes with easily reloadable magazines that can hold five or seven .68 caliber projectiles. The Byrna SD is designed to provide a less-lethal alternative to a firearm, effective at a much safer stand-off distance than pepper spray or conductive energy devices, which have recommended maximum ranges of 10 feet and 20 feet, respectively. During 2023, we introduced the Byrna LE. With a more powerful valve design the LE has a higher average muzzle velocity of 330 feet per second and an effective range of 60 feet.

In May 2021, we purchased certain assets of Mission Less Lethal, a U.S. manufacturer of .68 caliber, less-lethal, shoulder-fired launchers for law enforcement and other security professionals. By leveraging the technology and intellectual property acquired from Mission Less Lethal, we have introduced the Byrna TCR, an easy to use, tactical compact rifle that can fire 19 rounds in rapid succession at more than 325 feet per second using a standard 12-gram CO_2 cartridge for propulsion, and we have also released the Byrna M-4, a full sized tactical rifle with either 120 round capacity in law enforcement form or two 20 round magazines in civilian form. These rifles are well suited to meet specific situational needs of security professionals, including law enforcement, private security and corrections customers.

In May 2022, we acquired Fox Labs International, a producer of defensive pepper sprays, that catered primarily to law enforcement and other security professionals. This has enabled us to continue sales to the law enforcement market while using our ecommerce and dealership channels to offer professional quality chemical irritant self-defense spray to the consumer market under the name Byrna Bad Guy Repellent™.

In January 2023, we acquired a 51% ownership interest in Byrna LATAM S.A. ("Byrna LATAM"), a corporate joint venture formed to expand our operations and presence in South American markets. On August 19, 2024, we sold our 51% ownership interest to Fusady S.A., an affiliate of Bersa S.A. ("Fusady") for $1 (the "LATAM Share Purchase Agreement") and entered into an exclusive distribution, manufacturing and licensing agreement with Byrna LATAM (the "LATAM Licensing Agreement"). See Note 6, "Investment in Joint Venture" for additional information.

We offer a range of .68 caliber projectiles for different applications. Our chemical irritant projectiles include Byrna Max, which contains a pepper and tear gas blend, and Byrna Pepper, which contains a pepper and PAVA blend. These chemical irritant projectiles are designed to cause burning sensation on an assailant's eyes and skin and to temporarily cause a sensation of impairment of their respiratory system upon contact, with quick-acting, incapacitating effects. We also offer Byrna Kinetic, a lower-cost, hard plastic projectile that can be used for self-defense or training, and Byrna Pro Training, a projectile filled with inert powder to simulate use of chemical irritant rounds for training. During 2021, we introduced the Eco-Kinetic line of projectiles which are environmentally safe, fully biodegradable and highly accurate rounds for both safety and recreational uses. During 2023, we introduced our less lethal 12 gauge kinetic round that uses patented fin-stabilized projectiles designed to be fired from any 12 gauge shotgun with standard cylinder or improved cylinder bore choke with increased speed and accuracy at up to 100 feet of range.

Additionally, we offer the Byrna Shield, a ballistic-rated backpack that can be fitted with multiple armor panels and utilizes a patented deployment system to protect the wearer from both the front and back. We also market a range of accessories that allow our users to customize, carry, load, power and maintain their Byrna launchers. These accessories include laser sights, flashlight attachments, spare magazines, barrel extensions, holsters and CO_2 cartridges. Finally, we offer our customers apparel featuring the Byrna brand and emphasizing our Live Safe motto. Together, our projectiles, accessories and apparel provide us with an attractive source of ongoing revenue from our base of Byrna owners.

Marketing and Sales

We sell our products into the consumer market through our Byrna e-commerce store, Side Hustle dealer program, premier dealers, and a network of over 1,300 local, regional and national outdoor and sporting goods stores, either directly or through distributors. We also sell our products through an Amazon storefront. In the professional security market, we seek to drive purchases through our Train the Trainer program developed for police and security officers, with a focus on educating them on the proper use of force and de-escalation methods.

Our international sales are fulfilled primarily by select distribution partners that have expertise in their local markets. International sales represented 8.0% of revenue in our fiscal year 2024 and 6.8% of revenue in fiscal year 2023; we see the potential to continue increasing our international sales mix as foreign law enforcement customers are showing growing interest in Byrna devices serving as a less-lethal, secondary security device, and the Byrna approach is increasingly seen as a favorable de-escalation solution.

Our marketing efforts are focused on creating brand awareness for Byrna by utilizing promotional specials and banner ads and driving traffic to our e-commerce store through the use of digital marketing tools. In early 2020, we implemented a nationwide reseller and distribution network of brick-and-mortar outlets and engaged third-party firms to market our products to dealers in the outdoor and sporting goods sectors.

In June 2020, and then again in April 2021, Byrna was highlighted on a popular national news program. Commencing in September 2023, we pivoted away from traditional social media channels, some of which prohibited us from advertising, in favor of a more targeted approach via celebrity endorsement, talk radio, and non-social media online advertising efforts. These high-profile events and advertisement strategies led to significant increases in orders in our e-commerce channels and further raised our brand recognition nationally. We believe these events demonstrated the positive and rapid impacts that additional visibility of our products and brand can have on our sales. Our current marketing strategy includes engaging key influencers in relevant markets to highlight the benefits of our security solutions to their respective networks of followers, engaging in public dialogues about firearm regulation, school safety and the expansion of police programs and training in the use of less-lethal weapons, and expanding our use of targeted digital marketing tools.

Manufacturing, Suppliers and Distribution

We operate two manufacturing facilities. In the United States, we opened a 14,000 square foot facility in 2020 located in Fort Wayne, Indiana and in 2022 we moved to a new 30,000 square foot facility nearby in order to expand capacity. We utilize our Fort Wayne facility to fulfill domestic demand for our launchers. To satisfy production demand in international markets, we operate a 20,000 square foot manufacturing facility located in Pretoria, South Africa. Both facilities utilize a human capital-oriented model with highly-skilled manual assembly of precision components. With the expansion of both facilities, we believe that we have sufficient capacity to meet our production needs for at least the next two years, and that additional capacity is available to us on commercially reasonable terms.

We rigorously test 100% of our products at our production facilities before shipment to ensure our products meet stringent quality and performance standards. We also conduct long-term testing of our launchers during the development phase. We measure in-field quality by the rate of returns requested by our customers.

Our Byrna SD and LE include a significant number of distinct parts, including many custom designed parts. We source these components from third-party suppliers in the U.S. and overseas. Historically, our projectiles have been sole-sourced from third-party suppliers in South Africa. However, we established the capability to manufacture projectiles in our own facilities, thereby, improving quality and availability while reducing dependence on third parties.

Research and Development

We conduct research and development activities to enhance existing products and develop new products at our headquarters, in Andover, Massachusetts. Our design team is comprised of experts in the fields of mechanical design, precision manufacturing and CO2-powered propulsion. We are currently focused on executing the commercial introduction of a series of new launchers. These new launchers are expected to benefit from our innovations in the areas of greater and more controlled muzzle velocity, improved cold weather performance, more efficient utilization of CO2, improved triggers, higher capacity magazines, improved sighting systems, yet keeping the product compact and ergonomic. We are also investing engineering resources to develop proprietary projectiles both for the consumer and law enforcement markets. In particular, we have designed an accurate and effective long range less lethal projectile to be fired from a 12-gauge shotgun. We introduced this product in January 2023.

Intellectual Property

Our success and ability to compete effectively depends, in part, on our ability to protect our proprietary technology and to establish and adequately protect our intellectual property rights. To establish and protect our proprietary rights, we rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We maintain a policy requiring certain of our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements as needed to control access to our proprietary information.

We have numerous issued utility and design patents. We are currently prosecuting several newly filed provisional patents. We have several granted trademarks as well as trademarks which have been filed and are currently being prosecuted. We further obtained one patent and one trademark through the acquisition of Mission Less Lethal in May 2021, two patents and four trademarks through the acquisition of Ballistipax Holdings Inc. ("Ballistipax") and several trademarks through the acquisition of Fox Labs. In addition, through the acquisition of Mission Less Lethal, we now hold exclusive rights to use all of the intellectual property of Kore Outdoor, Inc. (the previous owner of Mission Less Lethal) for less-lethal applications.

Competition

Our less-lethal security products compete with manufacturers of:

- conductive energy devices, including Axon Enterprise, Inc., which sells the TASER device;

- other handheld CO2-powered launchers of chemical irritant projectiles, including United Tactical Systems, LLC, which sells products under the PepperBall brand; and

- remote restraint devices, including Wrap Technologies, Inc.

In addition, manufacturers of traditional firearms may introduce products competitive with ours. Many of our existing and potential competitors benefit from strong brand recognition, broad product lines, well-established distribution, loyal resellers and customers and significant financial resources. We expect to encounter new competitors as the less-lethal security market grows and as we enter new markets both domestically and internationally. We believe our Byrna line of products is competitive in terms of price, quality, appearance, features, performance and reliability, but we must continue to innovate and increase brand awareness in order to stay competitive.

Regulatory Matters

The manufacture, sale, and purchase of weapons, ammunitions, and explosives are subject to extensive federal, state, local, and foreign laws. We are also subject to the rules and regulations of the U.S. BATF, and various state and international agencies that regulate the manufacture, export, import, distribution and sale of ammunition and explosives. Such regulations may adversely affect demand for our products by imposing limitations that increase the costs or limit the availability of our products. In order to manufacture, sell, import and export our 40mm products and certain components, we are required to obtain and maintain several Federal Firearms License ("FFL") and Federal Explosive License ("FEL") licenses and permits. The Byrna SD is a new product and may be subject to future legislation or regulation. Because it uses CO2, rather than gunpowder or other explosives to launch projectiles, the Byrna SD is not currently a "firearm" regulated by the BATF. It is, however, subject to certain state and local regulations related to "pepper spray" or "tear gas" devices. Re-characterization of the Byrna SD as a firearm or other changes to or new interpretations of existing regulations could impact our ability to manufacture or sell the Byrna SD and its projectiles, or limit their market, which could impact our sales and demand for Byrna products. Similarly changes in laws related to the domestic or international use of chemical irritants by civilians or law enforcement could impact both our sales and the size of the reachable market.

We are subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations and markets. For example, the development, production, (re-)exportation, importation, and transfer of our products and technology is subject to U.S. and foreign export control, sanctions, customs, import and anti-boycott laws and regulations, including the Export Administration Regulations (the “EAR”) (collectively, “Trade Control Laws”). If one or more of our products or technology, or the parts and components we buy from others, is or becomes subject to the International Traffic in Arms Regulations (the “ITAR”) or national security controls or other controls under the EAR, this could significantly impact our operations, for example by severely limiting our ability to sell, (re-)export, or otherwise transfer our products and technology, or to release controlled technology to foreign person employees or others in the United States or abroad. We may not be able to obtain licenses and other authorizations required under the applicable Trade Control Laws. The failure to satisfy the requirements under the Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, (re-)export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability.

Failure by us, our employees, or others working on our behalf to comply with the applicable Trade Control Laws could result in administrative, civil, or criminal liabilities, including fines, suspension, debarment from bidding for or performing government contracts, or suspension of our export privileges, which could have a material adverse effect on us. We transact with suppliers and others who are exposed to similar risks. Violations of the Trade Control Laws or other applicable laws and regulations could materially adversely affect our products, technology, brand, growth efforts, employees, and business.

In addition, our failure to comply with applicable rules and regulations may result in the limitation of our growth or business activities and could result in the revocation of licenses necessary for our business. The importation of materials and components we use in manufacturing our products and export of finished goods are also subject to extensive federal and international laws and regulations. The handling of our technical data and the international sale of our products may also be regulated by the U.S. Department of State and Department of Commerce. These agencies can impose civil and criminal penalties, including preventing us from exporting our products, for failure to comply with applicable laws and regulations.

We believe that existing federal, state, and local legislation relating to the regulation of firearms and ammunition do not have a material adverse effect on our sales of products. However, the regulation of firearms and ammunition may become more restrictive in the future, and any such developments might have a material adverse effect on our business, operating results, financial condition, and cash flows.

Human Capital

As of November 30, 2024, we had 167 employees. We believe that our employee relations are good, and that our human capital meets the needs of our business. None of our employees are represented by a collective bargaining agreement and we have never experienced any work stoppage. Our future performance depends significantly upon the continued service of our key engineering, technical and senior management personnel, and our continued ability to attract and retain skilled employees.

Environmental Compliance

Our facilities are subject to federal, state, local and foreign environmental laws and regulations. Compliance with these provisions has not had, nor do we expect such compliance will have, any material adverse effect upon our capital expenditures, earnings, or competitive position. We believe that we are not subject to any material costs for compliance with any environmental laws.

Corporate History

We were incorporated in Delaware on March 1, 2005 under the name Security Devices International Inc. On February 26, 2020, we filed an amendment to our Certificate of Incorporation with the Secretary of State of Delaware changing our name, effective March 4, 2020, to Byrna Technologies Inc. Effective December 19, 2019, we dissolved our wholly-owned subsidiary Security Devices International Canada Corp (“SDICC”). We currently have one wholly-owned subsidary, Byrna South Africa (Pty) Ltd. (“Byrna South Africa”). On May 5, 2020, we acquired all of the issued and outstanding equity interests of Roboro Industries Pty LTD (“Roboro”) and, as a result, Roboro became our wholly-owned subsidiary. During the year ended November 30, 2021, we utilized Roboro exclusively as a manufacturing and assembly supplier for our products until such operations were assumed by Byrna South Africa following the acquisition. On March 10, 2023, the Company dissolved the Roboro legal entity. On April 27, 2021, we effected a 10-for-1 reverse stock split of our common stock (the “Reverse Stock Split”) with exercise prices for our outstanding warrants and stock options appropriately adjusted.

ITEM 1A. RISK FACTORS

<p style="text-align:center">Summary of Risk Factors</p>

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the SEC before making an investment decision regarding our common stock.

- *We have a limited operating history on which you can evaluate our business.*
- *We have a history of operating losses during prior periods and we cannot guarantee that we will be able to sustain profitability*
- *If we are unable to successfully implement our business plan for the sale of our products, our revenue growth could be slower than we expect and our business, operating results and financial condition could be adversely affected*
- *We may not be able to effectively manage our future growth.*
- *Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.*
- *Restrictions imposed by advertising and social media platforms that we use may result in decreased sales and market presence.*
- *The failure to attract and retain key personnel could have an adverse effect on our operating results.*
- *We depend on the sale of our personal security devices.*
- *Sale of our personal security devices and kits depends on the continued availability of our ammunition, some of which is dependent on sole source suppliers.*
- *Our business depends on maintaining and strengthening our brand and generating and maintaining demand for our products, and a reduction in such demand could harm our results of operations.*
- *We are dependent on our relationships with key third-party suppliers for our business.*
- *We are dependent on the quality of parts supplied by and quality controls of our third-party suppliers.*
- *Higher costs or unavailability of components, freight, materials and accessories, including ammunition, could adversely affect our financial results.*
- *If we deliver products with defects, we may be subject to product recalls or negative publicity, our credibility may be harmed, market acceptance of our products may decline, and we may be exposed to liability.*

- *The markets for security products and less-lethal defense technology are in a state of technological change which could have a material adverse impact on our business, financial condition and results of operations.*
- *The less-lethal defense technology industry and security products markets are highly competitive and our success depends upon our ability to effectively compete with numerous worldwide business.*
- *We are subject to extensive regulation and could incur fines, penalties and other costs and liabilities under such requirements.*
- *Changes in government policies and legislation could adversely affect our financial result.*
- *Health and safety risks could expose us to potential liability and adversely affect our operating results and financial condition.*
- *Our directors, executive officers, and significant stockholders may be able to influence us.*
- *If our analyst coverage decreases or results in negative reports about our business, our stock price and trading volume could decline.*
- *We do not intend to pay dividends on our common stock for the foreseeable future.*
- *Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity.*
- *Tariffs, sanctions, restrictions on imports or other trade barriers between the United States and various countries, most significantly China, Canada and Mexico, may impact our revenue and results of operations.*
- *Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.*
- *Substantial future sales, or the perception or anticipation of future sales, of shares of our common stock could cause our stock price to decline.*
- *The ongoing requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.*
- *Matters relating to the employment market and prevailing wage standards may adversely affect our business.*

Risk Factors

Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. If any of the following risks or other risks actually occur, our business, financial condition, results of operations, and future prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements" above.

Risks Related to Our Business

We have a limited operating history on which you can evaluate our business.

We have a limited operating history on which you can evaluate our business. Although our corporate entity has existed since 2005, we have only been manufacturing and selling the Byrna launchers, our largest source of revenue, since April 2019. Moreover, we have introduced several new products during the past few years, including product lines acquired through acquisitions and sourced from third-party manufacturers with whom we had no prior experience. Some of our senior management team are relatively new to their positions. As a result, our business may be subject to many of the problems, expenses, delays, and risks inherent in the rapid growth of a relatively new business and the integration of key personnel and infrastructure.

We have a history of operating losses during prior periods and we cannot guarantee that we will be able to sustain profitability.

We have recorded net income for the year ended November 30, 2024. Our net income for the year ended November 30, 2024 was $12.8 million, compared to a net loss of $8.2 million for the year ended November 30, 2023 Our accumulated deficit at November 30, 2024 was $56.8 million. While we have achieved profitability this year, there can be no assurance that we will not experience net losses in the future and there can be no assurance of continued profitability.

If we are unable to successfully implement our business plan for the sale of our products, our revenue growth could be slower than we expect and our business, operating results and financial condition could be adversely affected.

There can be no assurance that our revenues or revenue growth can be sustained and revenues are not expected to grow at the rates experienced in certain prior years. Revenue growth that we have achieved or may achieve may not be indicative of future operating results. The Byrna line of handheld personal security devices are relatively new products and their long-term adoption by the U.S. consumer market, and by potential other markets including law enforcement, private security, and international markets, remains unknown. We have experienced product development and production delays, as well as unanticipated costs associated with the development and manufacture of new products and material and component availability and costs, air freight availability and costs, volatile demand levels related to unexpected publicity and civil unrest, and backlogs and order cancellations due to our inability to timely fulfill orders, and cancellations of orders. Given our limited sales history, number of new products introduced and planned, these types of factors and events may continue to affect the long term success and growth of our business and ability to sustain our revenues or revenue growth. Further, performance failures, new legislation or regulation, competition, or negative publicity could stall or prevent the success of existing and new products in the market and our generation of revenue. In addition, we have increased and may increase further our operating expenses in order to fund increases in our manufacturing, distribution, and sales and marketing efforts and increase our administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not followed by timely increases in our revenues, our business, operating results, margins, growth rates, and financial condition may be materially adversely affected.

We may not be able to effectively manage our future growth.

We have experienced rapid growth in our headcount and operations over the last several years, integration of which will continue to place significant demands on our management and our operational and financial infrastructure. Additional growth in the future could increase that demand. We have a limited history operating our business at its current scale. We may experience difficulties in managing this growth and building the appropriate processes and controls. Continued growth (including our expansion in Ft. Wayne, international expansion, and growth associated with new product introduction and successful marketing campaign) may increase the strain on our resources, and we could experience operating difficulties, including difficulties in sourcing, logistics, recruiting, maintaining internal controls, marketing, designing innovative products, and meeting consumer needs. If we do not adapt to meet these evolving challenges, the strength of our brand may erode, the quality of our products may suffer, we may not be able to deliver products on a timely basis to our customers, and our corporate culture may be harmed.

We must effectively integrate, develop and motivate a large number of new employees in various locations around the country, in South America, and in South Africa, and we must maintain the beneficial aspects of our corporate culture. We intend to continue to make substantial investments in research and development, marketing and sales, our general and administrative organizations, and our international operations. To attract top talent, we have had to offer, and believe we may need to improve and will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. In addition, fluctuations in the price of our common stock can make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees. We face significant competition for talent from other high-growth companies, which include both publicly traded and privately-held companies. The risks of over-hiring or over-compensating employees and the challenges of integrating a rapidly growing employee base into our corporate culture may increase our expenses. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

As we grow our business, slower growing or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in research and development and sales and marketing, expand our operations and infrastructure, design and develop or acquire new products, and enhance our existing products. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our margins and profitability may decline in future periods.

Additionally, if we do not effectively manage the growth of our business and operations, the quality of our products and customer service could suffer, which could negatively affect our brand, operating results and overall business. We have made changes in the past, and will make changes in the future, to our features, products and services that our customers or potential customers may not like, find useful or agree with. We may also decide to discontinue certain features, products or services, or charge for certain features, products or services that are currently free or increase fees for any of our features, products or services. If customers or potential customers are unhappy with these changes, they may decrease or end their engagement on our website, or reduce or stop purchasing our products or services. In addition, they may choose to take other types of action against us such as organizing boycotts or protests focused on our company, our products or any of our services, or filing lawsuits against us. Any of these actions could negatively impact our customer growth, engagement and our brand, which would harm our business. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures by, among other things:

• improving our information technology infrastructure to maintain and improve ease of use, access by consumers, and information security;

- enhancing information and communication systems to ensure that our employees and offices are well-coordinated and can effectively communicate with each other and our growing base of retail customers, vendors, and suppliers;

- enhancing our internal controls to ensure the security of our data and timely and accurate reporting of all of our operations; and

- appropriately documenting our information technology systems and our business and control processes.

Continuing systems enhancements and improvements are likely to require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these improvements in a timely manner or effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to publicly reporting companies will be impaired.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We may be subject to proceedings or claims that may arise in the ordinary course of the business, which could include product and service warranty claims, which could be substantial. If our products fail to perform as warranted and we fail to quickly resolve product quality or performance issues in a timely manner, our reputation may be tarnished, potential sales may be lost, and we may be forced to pay damages. The occurrence of product defects and the inability to correct errors could result in the delay or loss of market acceptance of our products, material warranty expense, diversion of technological and other resources from our product development efforts, and the loss of credibility with customers, manufacturer's representatives, distributors, dealers and end-users, any of which could have a material adverse effect on our business, operating results and financial conditions.

Our products are used in activities and situations that involve risk of personal injury. Our products expose us to potential product liability, warranty liability, and personal injury claims and litigation relating to the use or misuse of our products, including allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product or activities associated with the product, negligence, and strict liability. If successful, any such claims could have a material adverse effect on our business, operating results, and financial condition. Defects in our products may result in a loss of sales, recall expenses, delay in market acceptance, and damage to our reputation and increased warranty costs, which could have a material adverse effect on our business, operating results, and financial condition. In addition, our reputation may be adversely affected by such claims, whether or not successful, including potential negative publicity about our products.

We maintain general liability insurance that includes product liability coverage in amounts that we believe are reasonable, but there is no assurance that we will be able to maintain such insurance on acceptable terms, if at all, in the future and product liability claims may exceed the amount of insurance coverage.

Restrictions imposed by advertising and social media platforms that we use may result in decreased sales and market presence.

Our direct-to-consumer sales rely to a significant degree on advertising that we place on advertising platforms, including social media platforms. During 2023, advertising and social media platforms prohibited advertising of any Byrna product and imposed significant restrictions on our ability to advertise on certain platforms, which restrictions largely remain in place. Any prohibitions or restrictions on advertising imposed by these or other platforms, or any changes in the algorithms used by such platforms, may result in reduced direct-to-consumer sales, reduced traffic to our website and a decreased market presence, which could have a material adverse effect on our business, operating results, and financial condition

The failure to attract and retain key personnel could have an adverse effect on our operating results.

Our success depends substantially on the efforts and abilities of our senior management and key personnel. The competition for qualified management and key personnel is intense. The loss of services of one or more of our key employees or the inability to hire, train, and retain additional key personnel could delay the development and sale of our products, disrupt our business, and interfere with our ability to execute our business plan.

In addition, our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior management team, including Bryan Ganz, our President, Chief Executive Officer and member of the Board of Directors, and Lauri Kearnes, our Chief Financial Officer. The loss of the services of one or more of our key personnel could materially and adversely affect our operations.

We depend on the sale of our personal security devices.

Although we do sell certain other products and we expect to introduce new products, including products being developed and products acquired in connection with acquisitions, our revenue has been derived mainly from the sale of the Byrna SD and its successor, the Byrna LE. The sale of such personal security devices is influenced by a variety of economic, social, and political factors, including without limitation the level of confidence of consumers in our products and in the security and reliability of online shopping and e-commerce on which we significantly rely, which may result in volatile sales. Sales of the Byrna SD, including its ammunition and accessories, represents most of our revenue. There can be no assurances of continued demand for the Byrna SD, and any change in the factors that impact demand and sales that are likely to materially and adversely affect our prospects.

Sale of our personal security devices and kits depends on the continued availability of our ammunition, some of which is dependent on sole source suppliers.

Our introductory product is purchased most often as a "kit" including the Byrna SD launcher and samples of our various projectiles. Unavailability of projectiles could delay shipment of kits and materially and adversely affect our operations. Moreover, our "razor/razor blade model" which anticipates future orders of ammunition from the owners of our personal security devices could be materially impacted by the unavailability of projectiles. See *"We are dependent on our relationships with key third-party suppliers for our business"* below. We have experienced actual and threatened shortages of our projectiles and third-party products due to pandemic related factors that affected our suppliers as well as competition and other business specific considerations. Such situations may require a quick pivot on our packaging or bundling of products, marketing or product mix or, even legal action. There are human capital and monetary costs associated with such adaptations, and there is no guarantee that we will be able to successfully meet such challenges in the future or that they will not materially increase costs of production or operations and negatively impact our financial results.

Our business depends on maintaining and strengthening our brand and generating and maintaining demand for our products, and a reduction in such demand could harm our results of operations.

The Byrna name and brand image are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business. Our success depends on the value and reputation of our brand, which, in turn, depends on factors such as the quality, design, performance, functionality, and durability of our products, the image of our e-commerce platform and retail presence, our communication activities, including advertising, social media, brand ambassadors, and public relations, and our management of the customer experience, including direct interfaces through customer service. Maintaining, promoting, and positioning our brand are important to expanding our customer base, and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high quality customer experiences. We intend to make substantial investments in these areas in order to maintain and enhance our brand, however such investments may not be successful. Ineffective marketing, negative publicity, social media advertising restrictions, product diversion to unauthorized distribution channels, product or manufacturing defects, counterfeit products, unfair labor practices, failure to protect the intellectual property rights in our brand, and inability to provide satisfactory customer service experience as we rapidly expand our business, are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish customer confidence in us. Furthermore, these factors could cause our customers to lose the personal connection they feel with the Byrna brand. We believe that maintaining and enhancing our brand image in our current markets and in new markets where we have limited brand recognition is important to expanding our customer base. If we are unable to maintain or enhance our brand in current or new markets, our growth strategy and results of operations could be harmed.

We are dependent on our relationships with key third-party suppliers for our business.

We rely on certain third-party suppliers for our business, including sole source suppliers. Our future operating results depend upon our ability to obtain timely delivery of a sufficient amount and a reliable quality of all components on commercially reasonable terms. Failure of a supplier's business or consolidation within the industry could further limit our ability to purchase key components at all (in the case of sole source suppliers) or in sufficient quantities and on commercially reasonable terms. Demands of competitors, including those with larger operations and stronger bargaining power or those or willing to pay a higher price or to accept lower standards, could also limit our ability to purchase key components in sufficient quantities on commercially reasonable terms. Failure of our suppliers to provide sufficient quantities of components on favorable terms, meet quality standards, or deliver components on a timely basis has occurred in the past due to industry shortages of certain raw materials, and could occur in the future for similar or other reasons. Such failures could delay or stop our production, result in possible lost sales and seriously threaten our liquidity and revenues.

We are dependent on the quality of parts supplied by and quality controls of our third-party suppliers.

Our products contain numerous parts and we rely on third-party suppliers to deliver parts and materials that comply with our specifications. While we test all of our finished products, we do not test all of the components and materials they contain. We use randomized statistical inspection for components and materials and these protocols, while we believe them to be reliable, have inherent limitations and may miss parts that do not meet specifications. If those parts pass our completed launcher testing but subsequently cause failures of the products in which they are installed, we may need to undertake product recalls or implement protocols for improved performance or safety, which could negatively impact our reputation and business. Moreover, if any such part failure resulted in a physical injury, it could also subject us to the risks of potential product liability actions and, if our stock price were impacted, security class actions.

Higher costs or unavailability of components, freight, materials and accessories, including ammunition, could adversely affect our financial results.

Delays in delivery caused by industry allocations, material shortages (such as plastic or resins), or obsolescence have occurred in recent years, including as a result of the COVID-19 pandemic, may continue and could occur in the future. Such delays may take weeks or months to resolve and may result in increased costs as well as production and product fulfillment delays. In addition, in some cases, parts obsolescence may require a product re-design to ensure quality replacement components. These delays could cause significant delays in manufacturing and loss of sales, leading to adverse effects significantly impacting our financial condition or results of operations and could injure our reputation.

Our freight and import costs and the timely delivery of our products could be adversely impacted by a number of factors which could reduce the profitability of our operations, including: higher fuel costs; port closures; theft in transit; permit or customs clearance issues; increased government regulation or changes for imports of foreign products into the United States; delays created by terrorist attacks or threats, public health issues (including new pandemics and epidemics), national disasters or work stoppages; climate change related effects on the availability of raw materials, the operations of our suppliers, or on transportation systems or routes, and other matters. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenues, profitability and financial condition. Additional compliance with existing or new regulations related to climate change could increase production costs of our suppliers and indirectly lead to increased cost to us of components, materials, or accessories. International or domestic geopolitical or other events, including the imposition of new or increased tariffs and/or quotas by the U.S. government on any of these raw materials or components, could adversely impact the supply and cost of these raw materials or components, and could adversely impact the profitability of our operations. In addition, due to rapidly increasing demand for our products, we have faced significant challenges, including production backlogs and resulting customer complaints. All of the forgoing could negatively impact our financial results.

If we are unable to successfully design and develop or acquire new and appealing products, our business may be harmed.

To maintain and increase sales we must continue to introduce new products and improve or enhance our existing products or new products. The success of our new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems or acquiring new solutions through mergers and acquisitions, differentiating our products from those of our competitors, and maintaining the strength of our brand. The design and development of our products as well as acquisitions of other businesses are costly and we typically have several products in development at the same time. Problems in the design or quality of our products, or delays in product introduction, may harm our brand, business, financial condition, and results of operations.

Our business could be harmed if we are unable to accurately forecast consumer preferences and retail trends that affect demand for our products.

To ensure adequate inventory supply, we forecast inventory needs and often place orders with our manufacturers before we receive firm orders from our retail partners or customers. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product.

If we underestimate the demand for our products, we or our suppliers may not be able to scale to meet our demand, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and retail partner relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins. In addition, failures to accurately predict the level of demand for our products could cause a decline in sales and harm our results of operations and financial condition.

We rely on a limited number of third parties for shipping, transportation, logistics, marketing and sales of our products and components. A loss of any of such third-party relationships might have a material adverse effect on our operating results.

We rely on third parties to ship, transport, and provide logistics for our products and components. Our dependence on a limited number of third parties for these services leaves us vulnerable due to our need to secure these parties' services on favorable terms. Loss of, or an adverse effect on, any of these relationships or failure of any of these third parties to perform as expected could have a material and adverse effect on our operations, sales, revenue, margins, liquidity, reputation and financial and operating results.

If we deliver products with defects, we may be subject to product recalls or negative publicity, our credibility may be harmed, market acceptance of our products may decline, and we may be exposed to liability.

We sell complex products including products that are new to the market and without a long performance history. These products may contain certain design and manufacturing defects including defects in materials and components that we purchase from third parties. There can be no assurance we will be able to detect and fix all defects in the products we sell. Accordingly, our products may experience quality and service problems from time to time that could result in decreased sales and operating margin and harm to our reputation.

Our business relationships with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return.

We rely upon business relationships for the manufacturing and distribution of certain products. Our business depends upon our ability to manufacture and sell our products to our customers. We currently do not have the capabilities to manufacture some of our products and product components on our own and are required to enter into agreements with third parties of such services. We also rely upon third parties for materials and components, as well as shipping, certain marketing and sales-related services. There can be no assurance that such business relationships can be maintained, will be extended or renewed, or will achieve their goals. If we are unable to enter into business relationships for distribution and sales or if any of our current business relationships are terminated or fail to achieve their goals, our business, operating results and financial condition could be materially adversely affected.

Our business depends on our ability to prevent or mitigate the effects of a cybersecurity attack.

Our information technology systems, including third-party run e-commerce and payment service systems, may be subject to cyber-attacks, security breaches or computer hacking including a ransomware attack encrypting corporate information technology equipment, a directed attack against us or a data breach or cyber incident happening to a third-party network and affecting us. Regardless of our efforts, there may still be a breach, and the costs to eliminate, mitigate or address the threats and vulnerabilities before or after a cyber-incident could be significant. Any such breaches or attacks could result in interruptions, delays or cessation of operations and loss of existing or potential suppliers or customers. In addition, breaches of our information technology systems or security measures (including those of our third-party partners) and the unauthorized dissemination of sensitive personal, proprietary or confidential information about our business, our business partners, customers or other third parties could expose us to significant potential liability and reputational harm, materially damage our customer and business partner relationships, and subject us to significant reputational, financial, legal, and operational consequences. Moreover, any such breach or attack could result in litigation against us by customers or other third parties whose data is compromised by any such attack.

Conducting our operations through joint ventures could expose us to risks and uncertainties, many of which are outside of our control, and such risks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

With respect to any joint venture that we may enter into in the future, any differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We would also not be able to control the actions of our joint venture partners, including any nonperformance, default or bankruptcy of our joint venture partners. As a result, we could be unable to control the quality of products produced by any future joint venture or achieve consistency of product quality as compared with our other operations. In addition to net sales and market share, this may have a material negative impact on our brand and how it is perceived thereafter. Moreover, if our partners also fail to invest in the joint venture in the manner that is anticipated or otherwise fail to meet their contractual obligations, the joint venture may be unable to adequately perform and conduct its operations, requiring us to make additional investments or perform additional services to ensure the adequate performance and delivery of products and/or services to the joint venture's customers, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As we seek to expand our business globally, growth opportunities may be impacted by greater political, economic and social uncertainty and the continuing and accelerating globalization of businesses could significantly change the dynamics of our competition, customer base and product offerings.

Our efforts to grow our business depend in part upon access to, and our success in developing, market share and operating profitably in, additional geographic markets including but not limited to South America and South Africa. In some cases, countries in these regions have greater political and economic volatility, greater vulnerability to infrastructure and labor disruptions and differing local customer product preferences and requirements than our other markets. Operating and seeking to expand business in a number of different regions and countries exposes us to multiple and potentially conflicting cultural practices, business practices and legal and regulatory requirements that are subject to change, including those related to tariffs and trade barriers, investments, property ownership rights, taxation and repatriation of earnings and advanced technologies. Such expansion efforts may also use capital and other of our resources that could be invested in other areas. Expanding business operations globally also increases exposure to currency fluctuations which can materially affect our financial results. Although we are taking measures to adapt to these changing circumstances, our business, financial condition, results of operations and cash flows could be materially adversely affected should these efforts prove unsuccessful.

Sales transacted at our retail stores may be paid for with cash which increases the risk of theft and related legal liability.

Customers purchasing products at our retail locations may choose to pay in cash. Though cash receipts are expected to be immaterial in amount and are deposited promptly, acceptance of cash by our employees and possession of cash on our premises increase the risk of theft and potential related legal liabilities.

Risks Related to Our Industry

The markets for security products and less-lethal defense technology are in a state of technological change which could have a material adverse impact on our business, financial condition and results of operations.

The markets for security products and less-lethal defense technology, in which our products and services are included, are associated with rapidly changing technology, which could result in product obsolescence or short product life cycles. Accordingly, our success is dependent upon our ability to anticipate technological and other changes and to successfully identify, obtain, develop and market new products that satisfy evolving customer requirements. There can be no assurance that we will successfully develop new products or enhance and improve our existing products or that any new products and enhanced and improved existing products will achieve market acceptance. Further, there can be no assurance that competitors will not market products that have perceived advantages over our products or which render the products currently sold by us obsolete or less marketable.

We must commit significant resources to developing new products before knowing whether our investments will result in products the market will accept. To remain competitive, we may be required to invest significantly greater resources then currently anticipated in research and development and product enhancement efforts.

The less-lethal defense technology industry and security products markets are highly competitive and our success depends upon our ability to effectively compete with numerous worldwide businesses.

We face competition from a number of businesses, including global businesses, many of which have substantially greater financial resources, operating scale, and a broader range of product offerings than we do. In the law enforcement market, in particular, we face competitors who have long-term, established relationships with security professionals who subscribe to an integrated suite of their products, some of which offer features that our current products do not support, and who may have made substantial investments in their hardware, creating a barrier to entry for our competing product. Such competition could adversely affect our ability to win new contracts and sales and renew existing contracts. We operate in a period of intense competition in some key markets, which could affect the profitability of the contracts and sales we do win. If we cannot successfully compete in our industry and business segments, our business, financial condition and results of operations could suffer.

Expansion of sales of our product to law enforcement and other governmental or quasi-governmental entities may require expenditure of resources and lengthen our sale cycle.

Generally, entities such as law enforcement and other governmental or quasi-governmental entities consider a wide range of issues before committing to purchase less-lethal defense products, including product benefits, training costs, the cost to use our products in addition to, or in place of, other products, budget constraints and product reliability, safety and efficacy. Such considerations may result in a sales cycle that is longer than and different from sales process related to dealers and consumers. Adverse publicity surrounding our products or the safety of such products also could lengthen our sales cycle with these customers. In addition, if we successfully expand sales of our products to these customers, we could encounter challenges related to funding of law enforcement and other governmental and quasi-governmental entities generally, states and municipalities that fund such entities and the recent changes in public sentiment around police funding. We may incur substantial selling costs and expend significant effort in connection with the evaluation of our products by such potential customers before they place an order. If these potential customers do not ultimately purchase our products, we will have expended significant resources and received no revenue in return.

Our performance is influenced by a variety of economic, social, and political factors.

Our performance is influenced by a variety of economic, social, and political factors. General economic conditions and consumer spending patterns can negatively impact our operating results. Economic uncertainty, unfavorable employment levels, declines in consumer confidence, increases in consumer debt levels, increased commodity prices, and other economic factors may affect consumer spending on discretionary items and adversely affect the demand for our products. In times of economic uncertainty, consumers tend to defer expenditures for discretionary items, which could negatively affect demand for our products. Any substantial deterioration in general economic conditions that diminish consumer confidence or discretionary income could reduce our sales and adversely affect our operating results.

Political and social factors can affect our performance. Concerns about political trends, as well as firearm-related incidents and social reaction thereto, and legislature and policy shifts resulting from elections can affect the demand for our products. In addition, speculation about control of firearms, firearm products, and ammunition at the federal, state, and local level and heightened fears of terrorism and crime can affect consumer demand for our products. Often, such concerns result in an increase in near-term consumer demand and subsequent softening of demand when such concerns subside. Inventory levels in excess of customer demand may negatively impact operating results and cash flow.

Federal and state legislatures frequently consider legislation relating to the regulation of CO_2 fired launchers. If such legislation develops, we could find it difficult, expensive, or even impossible to comply with them, impeding new product development and distribution of existing products. Conversely, new legislation could increase the demand for less-lethal weapons beyond our current forecasts and strain or exceed production capability, which could harm our reputation and adversely impact our business.

Risks Related to Regulation

We are subject to extensive regulation and could incur fines, penalties and other costs and liabilities under such requirements.

We are subject to numerous federal, state and local environmental, health and safety legislation and other applicable regulations, laws, and measures relating to the manufacture and sale of our products. There can be no assurance that we will not experience difficulties with our efforts to comply with applicable regulations as they change in the future or that our continued compliance efforts (or failure to comply with applicable requirements) will not have a material adverse effect on our results of operations, business, prospects and financial condition. Our continued compliance with present and changing future laws could restrict our ability to sell our products and expand our operations.

Changes in government policies and legislation could adversely affect our financial results.

The manufacture, sale, purchase, possession and use of weapons, including CO_2 powered launchers and chemical irritant devices, are subject to federal, state, local, and foreign laws. If such regulation becomes more expansive in the future, it could have a material adverse effect on our business, operating results, financial condition, and cash flows. Our products are relatively new and may be subject to certain laws and regulations, including those related to CO_2 powered launchers, "pepper spray" or "tear gas" devices, and future legislation or regulation. New legislation, regulations, or changes to or new interpretations of existing regulations could impact our ability to manufacture or sell products and our projectiles, or limit their market, which could impact our cost of sales and demand for Byrna products. Similarly changes in laws related to the domestic or international use of chemical irritants by civilians or law enforcement could impact both our cost of sales and the size of the reachable market.

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations and markets. For example, the development, production, (re-)exportation, importation, and transfer of our products and technology is subject to U.S. and foreign export control, sanctions, customs, import and anti-boycott laws and regulations, including the EAR (collectively, "Trade Control Laws"). If one or more of our products or technology, or the parts and components we buy from others, is or becomes subject to the International Traffic in Arms Regulations (the "ITAR") or national security controls or other controls under the EAR, this could significantly impact our operations, for example by severely limiting our ability to sell, (re-)export, or otherwise transfer our products and technology, or to release controlled technology to foreign person employees or others in the U.S. or abroad. We may not be able to obtain licenses and other authorizations required under the applicable Trade Control Laws. The failure to satisfy the requirements under the Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, (re-)export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability.

Failure by us, our employees, or others working on our behalf to comply with the applicable Trade Control Laws could result in administrative, civil, or criminal liabilities, including fines, suspension, debarment from bidding for or performing government contracts, or suspension of our export privileges, which could have a material adverse effect on us. We transact with suppliers and others who are exposed to similar risks. Violations of the Trade Control Laws or other applicable laws and regulations could materially adversely affect our products, technology, brand, growth efforts, employees, and business.

Health and safety risks could expose us to potential liability and adversely affect our operating results and financial condition.

Health and safety issues related to our products may arise that could lead to litigation or other action against us, to regulation of certain of our product components, or to negative publicity. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market certain of our products and, in turn, could harm our business and results from operations.

We are exposed to operating hazards and uninsured risks that could adversely impact our operating results and financial condition.

Our business is subject to a number of risks and hazards including loss of parts or finished goods in inventory or shipment, labor disputes and changes in the regulatory environment. Such occurrences could delay or halt production or sale of goods, result in damage to equipment, personal injury or death, monetary losses and possible legal liability. Although we currently maintain freight and inventory insurance and general liability insurance in amounts which we consider adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or we may elect in the future not to insure against such liabilities due to high premium costs or other reasons, in which event we could incur significant costs that could have a materially adverse effect upon our financial position.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation, and export controls and trade sanctions, could result in fines or criminal penalties if we expand our business abroad.

We, our business partners, and the industries in which we operate are subject to continuing scrutiny by regulators, other governmental authorities and private sector entities or individuals in the United States, South Africa, South America, the European Union, China, and other jurisdictions, which may lead to enforcement actions, adverse changes to our business practices, fines and penalties, or the assertion of private litigation claims and damages that could be material. For example, the expansion of our business internationally exposes us to export controls, trade sanctions import and export clearance requirements, customs, tariffs, anti-corruption legislation, anti-boycott requirements and other obligations and restrictions imposed by the United States and other governments. The U.S. Departments of Justice, Commerce, Treasury, State, U.S. Customs and Border Protection, and other U.S. and foreign agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against companies for violations of export controls, trade sanctions, import and export clearance requirements, customs regulations, anti-corruption legislation, including the Foreign Corrupt Practices Act, anti-boycott requirements and other federal statutes, sanctions and regulations and, increasingly, similar or more restrictive foreign laws, rules and regulations, which may also apply to us. By virtue of these laws and regulations, and under laws and regulations in other jurisdictions, we may be obliged to limit our business activities, we may incur costs for becoming and staying compliant, and we may be subject to enforcement actions or penalties for noncompliance, including fines, suspension, debarment from bidding for or performing government contracts, or suspension of our export privileges, which could materially adversely affect our business, operations, products, technology, brand, growth efforts, employees, and business partners. In recent years, U.S. and foreign governments have increased their oversight and enforcement activities with respect to these laws and we expect the relevant agencies to continue to increase these activities. A violation of these laws, sanctions or regulations could result in restrictions on our exports, civil and criminal fines or penalties and could adversely impact our business, operating results, and financial condition. There can be no assurance that the risk management and compliance programs we adopt will mitigate legal and compliance risks.

If our independent suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations would be harmed.

Our reputation and our customers' willingness to purchase our products depend in part on our suppliers', manufacturers', and retail partners' compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers, and retail partners and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations.

Risks Related to our Intellectual Property

If we are unable to protect our intellectual property, we may lose a competitive advantage or incur substantial litigation costs to protect our rights.

Our future success depends upon our proprietary technology. Our protective measures, including patent and trade secret protection and nondisclosure agreements, may prove inadequate to protect our proprietary rights. The right to stop others from misusing our trademarks, service marks, patents, designs and copyright in commerce depends to some extent on our ability to show evidence of enforcement of our rights against such misuse in commerce. Our efforts to stop improper use, if insufficient, may lead to loss of trademark and service mark rights, brand loyalty, and notoriety among our customers and prospective customers. The scope of any patent that we have or may obtain may not prevent others from developing and selling competing products. The validity and breadth of claims covered in technology patents involve complex legal and factual questions, and the resolution of such claims may be highly uncertain, and expensive. In addition, our patents may be held invalid upon challenge, or others may claim rights in or ownership of our patents.

We may be subject to intellectual property infringement claims, which could cause us to incur litigation costs and divert management attention from our business.

While we believe that our products and intellectual property do not infringe upon the proprietary rights of third parties and undertake efforts to design around existing third-party patents or designs that we are aware of, a substantial portion of our commercial success depends upon us not infringing the intellectual property rights of others. We may become subject to claims by third parties that our technology infringes their intellectual property rights. Although all reasonable efforts are made to avoid third-party patents, there is no assurance that, were a lawsuit to be brought by a third party, we would prevail. We may also become subject to these claims through indemnities that we provide to manufacturer's representatives, distributors, dealers, retail partners, and certain service providers and consultants.

Any intellectual property infringement claims against us, with or without merit, could be costly and time-consuming to defend and divert our management's attention from our business. If our products were found to infringe a third party's proprietary rights, we could be required to enter into costly royalty or licensing agreements to be able to sell our products, and any allegation of infringement could cause certain reputational damage for us and the Byrna brand. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.

Risks Related to our Securities

We may not maintain qualification for listing on Nasdaq in the future, which may impair your ability to sell your shares.

Our common stock is currently listed on the Nasdaq Capital Market. The Nasdaq Capital Market requires listed companies to meet certain listing criteria including total number of stockholders, Board of Directors independence, minimum bid price, total value of publicly held shares, and in some cases total stockholders' equity and market capitalization requirements. If for any reason our common stock does not maintain eligibility for listing on the Nasdaq Capital Market, it could be subject to delisting, in which case our common stock would be quoted elsewhere, such as one of the OTC markets, which are generally considered less liquid and more volatile than a national securities exchange. Loss of our Nasdaq listing could mean that certain institutional investors could no longer hold or purchase our stock, and as a result, a purchaser of our common stock may find it more difficult to dispose of, or to obtain accurate quotations as to the price of their shares. This could materially and adversely affect the liquidity of our common stock.

The market price of our common stock may be volatile, which could result in substantial losses for purchasers.

The market price for our common stock has been and may continue to be volatile in response to factors including the following:

- actual or anticipated fluctuations in our quarterly or annual operating results;

- changes in our financial or operational estimates or projections;

- conditions in markets generally;

- changes in the economic performance or market valuations of companies similar to ours; and

- general economic or political conditions in the United States or elsewhere.

In addition, if we are unable to successfully meet investor expectations, even if by only a small margin, there could be significant impact on the market price of our common stock.

In some cases, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our business operations and reputation.

Our directors, executive officers, and significant stockholders may be able to influence us.

Our directors, executive officers, and other holders of more than 5% of our common stock, together with their affiliates, currently own a significant percentage of our outstanding common stock. As a result, these stockholders may have the ability to influence the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may be able to influence the management and affairs of our company. Accordingly, this concentration of ownership might decrease the market price of our common stock by:

- delaying, deferring, or preventing a change in control of the company;

- impeding a merger, consolidation, takeover, or other business combination involving us; or

- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

If our analyst coverage decreases or results in negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. We have attracted limited research coverage to date. If coverage of our stock continues to be limited or declines, trading volume may not increase materially which could cause stock price or trading value to decline. Further, if analysts publish information about our common stock who have had relatively little experience with us or our industry, this may affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain additional securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease to regularly cover us or fail to publish reports, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Our charter documents and Delaware law could make it more difficult for a third party to acquire us and discourage a takeover.

Our Certificate of Incorporation, as amended, Bylaws, as amended, and Delaware law contain certain provisions that may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of common stock, a proxy contest for control of our company, the assumption of control of our company by a holder of a large block of common stock, and the removal of the management of our company. Such provisions also may have the effect of deterring or discouraging a transaction which might otherwise be beneficial to stockholders. Our Certificate of Incorporation, as amended, also may authorize our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with "interested stockholders." Our Certificate of Incorporation, as amended, authorizes our Board of Directors to fill vacancies or newly created directorships. A majority of the directors then in office may elect a successor to fill any vacancies or newly created directorships. Such provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and impede the ability of the stockholders to replace management.

The elimination of monetary liability against our directors, officers, and employees under Delaware law and the existence of indemnification rights to our directors, officers, and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers, and employees. We also expect to enter into contractual indemnification obligations under employment agreements with our executive officers. The foregoing indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and our stockholders.

Our Bylaws, as amended, provide exclusive forum provisions applicable to substantially all disputes between us and our stockholders as well as claims brought under the Securities Act of 1933, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Bylaws, as amended, provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's stockholders; (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or Bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine.

In addition, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint against us asserting a cause of action arising under the Securities Act of 1933, as amended. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions or multiple jurisdictions, which could result in expensive and protracted litigation with potentially conflicting outcomes that could exhaust our insurance coverage leaving us exposed to substantial legal expenses and judgments, or otherwise harm our business, results of operations, and financial condition.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain any future earnings and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

General Risk Factors

Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity.

From time to time, we may be subject to litigation including product liability claims, intellectual property claims, employment-related claims, commercial disputes, regulatory and enforcement action and stockholder class and derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. A successful claim brought against us in excess of available insurance or not covered by insurance or indemnification agreements, or any claim that results in significant adverse publicity against us, could have a material adverse effect on our business and our reputation. Furthermore, the litigation process can put material or excessive demands on the time of management and employees, interfering with performance of regular responsibilities and stressing or delaying business operations, and the outcome of litigation is inherently uncertain. We can provide no assurances that these matters will not have a material adverse effect on our business.

Our business depends on our ability to prevent or mitigate the effects of commercial crime including theft by employees, forgery and electronic crime.

Our internal protocols and controls cannot prevent all instances of theft, forgery, electronic crime or other criminal activity by dishonest employees or external fraudsters. Our money, securities and other property may be vulnerable to theft, damage, and manipulation both on our premises and in transit through a variety of criminal acts including forgery of authorized signatures on business checks, fraudulent manipulation of our computer systems, those of our third-party partners (including e-commerce and payment service systems), or those of third-party financial institution. Such activities could include an employee or hacker transferring unauthorized funds to an outside account, fraudulent electronic funds transfer instructions sent to our bank, receipt of counterfeit currency, social engineering fraud, or mismanagement or theft by persons handling funds of our qualified employee benefit plan. While we have limited coverage against forgery and employee dishonesty under our general liability policy and persons handling funds for our qualified employee benefit plan will be bonded, we do not currently have a comprehensive commercial crime insurance policy to provide broad protection from financial losses related to business-related crime. Moreover, insofar as we have limited coverage in our general insurance policy, deductibles may apply separately to related losses, a single limit may apply to a series of related losses, such coverage is likely to be inadequate to cover a material theft of this nature, particularly if a series of acts occurs over time prior to being discovered, and such coverage may not cover or be inadequate to cover certain types of losses including such indirect or consequential losses as investigative expense coverage, business interruption, loss of potential income, and legal fees, fines and penalties.

Epidemic and pandemic diseases could have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to comply with regulatory requirements.

Outbreaks of epidemic, pandemic, or contagious diseases could cause disruptions in our business and the businesses of third parties who we depend upon for materials and manufacturing, marketing and other services. These disruptions could include disruptions in our ability to receive materials, manufacture our products, distribute our products, market our products, or obtain services. These disruptions have caused, and could cause further, closures of our facilities or the facilities of our suppliers, manufacturers and dealers, as well as cancellation of events that present significant marketing opportunities such as industry conventions, and trade shows. Any disruption of the businesses of our suppliers, manufacturers or dealers would likely impact our sales and operating results. In addition, a significant outbreak of epidemic, pandemic, or contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products. Any of these events could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Our revenues and profits depend on the level of customer spending for our products, which is sensitive to general economic conditions and other factors.

Our products are discretionary items for customers. Therefore, the success of our business depends significantly on economic factors and trends in consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, disposable consumer income, consumer credit availability, unemployment, and tax rates in the markets where we sell our products. Consumers also have discretion as to where to spend their disposable income and may choose to purchase other items or services if we do not continue to provide high-quality products at appropriate price points. As global economic conditions continue to be volatile and economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for our products, decreased prices for our products, and harm to our business and results of operations.

Tariffs, sanctions, restrictions on imports or other trade barriers between the United States and various countries, most significantly China, may impact our revenue and results of operations.

Political changes and trends such as populism, protectionism, economic nationalism and sentiment toward internationally operating companies, and resulting tariffs, export controls, trade sanctions, sanctions blocking statutes, or other trade barriers, or changes to tax or other laws and policies, have been and may continue to be disruptive and costly to our business, and these can interfere with our expanding international sales, supply chain, production costs, customer relationships, and competitive position. For example, the current presidential administration has imposed tariffs on goods from a variety of countries, including China, Canada, Mexico and others. These tariffs currently affect some of the components of our products we import from China and other countries, and we may be required to raise our prices on those products due to the tariffs or share the cost of such tariffs with our customers, which could harm our operating performance. We work closely with third parties who monitor, evaluate and keep us informed about the potential impact of the effective and proposed tariffs as well as other recent changes in foreign trade policy on our supply chain, costs, sales and profitability and seek to implement strategies to mitigate such impact, including reviewing sourcing options and working with our vendors and merchants to seek to minimize product coming from China and other countries both in existing and new product development and select suppliers in low cost regions where tariff issues are less challenging. Notwithstanding these efforts, it is possible that further tariffs may be imposed on our other imports, or that our business will be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs, causing us to raise prices or make changes to our operations, any of which could materially harm our revenue or operating results. Further escalation of specific trade tensions, such as those between the United States and China, or in global trade conflict more broadly could be harmful to global economic growth, and related decreases in confidence or investment activity in the global markets would adversely affect our business performance. We do business in emerging market jurisdictions, such as South Africa and South America, where economic, political and legal risks are heightened.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.

Our business is subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, storage, use, transmission and protection of personal information.

In addition, a number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of sensitive personal information, such as social security numbers, financial information and other personal information. For example, all 50 states now have data breach laws that require timely notification to individual victims, and at times regulators, if a company has experienced the unauthorized access or acquisition of sensitive personal data. State law developments, which may impose substantial penalties for violations, could impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

The interpretation and enforcement of these laws and regulations are uncertain and subject to change, and it may require substantial costs to assess, monitor and implement compliance with any additional requirements. Failure to comply with applicable law, including international data protection laws and regulations could result in government enforcement actions (which could include substantial civil or criminal penalties), private litigation or adverse publicity and could negatively affect our operating results and business.

Substantial future sales, or the perception or anticipation of future sales, of shares of our common stock could cause our stock price to decline.

Our stock price could decline as a result of substantial sales of our common stock, or the perception or anticipation that such sales could occur, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares.

We have registered and may in the future register shares of common stock that we have issued or may issue under our equity compensation plans and shares of common stock that have been issued upon the conversion of certain convertible securities. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable securities laws and applicable vesting requirements.

The ongoing requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Nasdaq Capital Market listing standards and other applicable securities laws, rules, and regulations. Our compliance of these laws, rules, and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and increased demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and our internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and our internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns and our costs and expenses will increase, which could harm our business and results of operations. Further, because we previously were listed on the Canadian Stock Exchange, we remain subject to the continuing disclosure rules of the Ontario Securities Commission ("OSC"), which requires us to make somewhat duplicative filings related to certain matters on SEDAR and SEDI and pay annual fees in certain Canadian jurisdictions until such time as the OSC releases us from those obligations. These requirements are costly, and increase demand on our management, systems and resources.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have invested resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal, administrative, or other proceedings against us and our business may be harmed.

As a result of disclosure of information in filings required of us as a public company, our business and financial condition are publicly available, which could be advantageous to, or harm our relationships with, our competitors, suppliers, manufacturers, retail partners, and customers. These disclosures may also make it more likely that we will experience an increase in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims are resolved in our favor the time and resources necessary to resolve them could divert the resources of our management and harm our business and results of operations.

Our business could be harmed if we are unable to accurately forecast our results of operations.

We may not be able to accurately forecast our results of operations and growth rate. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products for which we have no or limited historical data. Our historical sales, expense levels, and profitability may not be an appropriate basis for forecasting future results. Our lack of long-term historical data related to new products makes it particularly difficult to make forecasts related to such products. The lead times and reliability of our suppliers may be affected by global events in the future. These corrections of forecast require a very quick pivot and adjustments to the supply chain, production and marketing. If we are unable to make these changes quickly or at all our inventory, production and sales may be materially affected.

Failure to accurately forecast our results of operations and growth rate could cause us to make operating decisions that we may not be able to correct in a timely manner. Consequently, actual results could be materially different than anticipated. Even if the markets in which we compete expand, we cannot assure you that our business will grow at similar rates, if at all.

Climate change and associated changes to laws and regulations may increase our operating costs and adversely affect our business and financial results.

Climate change has been identified as resulting in an increase in average temperatures in key places we operate, including in Indiana, Las Vegas, South America, and South Africa. Projected increases in temperature in these locations may impact us in a number of ways including increasing the costs of maintaining comfortable working environments, increasing the risk of fires, increasing the risk of illness and absence as well as turnover, and a corresponding risk of severe storm weather that could lead to flooding and damage to our facilities or the homes and commuting routes of our employees. Climate change is also resulting in extreme rainfall variability and droughts in areas in South Africa which may impact the availability of clean water, cause erosion of transportation routes and effect the health of our employees, each of which could have negative impacts on our operations and could require capital investments to protect their health and maintain safe working conditions. Our Nevada facility is located in a desert where water is scarce and the hot temperatures require heavy use of air conditioning. While we have not experienced any shortages of energy or water in the past, we may in the future.

In addition to the specific threat climate change may pose to our operations around the country and abroad, rising temperatures and sea levels, along with increased incidence of extreme weather events, pose a threat to the global economy and may affect our business operations both directly and indirectly. Increased flooding and fires may interfere with transportation routes and indirectly increase our costs. Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs, and may require us to make additional investments in facilities and equipment. Our energy and transportation costs also may rise and negatively impact our operating costs. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

The availability and costs of materials, components, and operating and freight costs of our suppliers and suppliers of third-party manufactured products may be similarly impacted by climate change. Our suppliers may pass down such increased costs by raising the price of goods. Further, while we do not anticipate our production facilities being directly affected by existing and future climate change laws, it is impossible to predict whether future laws may negatively impact our operations and we do anticipate them affecting the operations of suppliers of certain of our components and raw materials. The costs of compliance with such future regulation could materially impact the prices charged by certain of our suppliers and even whether they stay in business. Consequential increases in costs of components or materials or reduction of suppliers could materially impact our business and cost of operations.

Matters relating to the employment market and prevailing wage standards may adversely affect our business.

Our ability to meet our labor needs on a cost-effective basis is subject to numerous external factors, including the availability of qualified personnel in the workforce in the local markets in which we operate, unemployment levels within those markets, prevailing wage rates, which have increased significantly, health and other insurance costs and changes in employment and labor laws. In the event prevailing wage rates continue to increase in the markets in which we operate, we may be required to concurrently increase the wages paid to our employees to maintain the quality of our workforce and customer service. To the extent such increases are not offset by price increases, our profit margins may decrease as a result. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

Further, we rely on the ability to attract and retain labor on a cost-effective basis. The availability of labor in the markets in which we operate has declined in recent years and competition for such labor has increased. Our ability to attract and retain a sufficient workforce on a cost-effective basis depends on several factors. We may not be able to attract and retain a sufficient workforce on a cost-effective basis in the future. In the event of increased costs of attracting and retaining a workforce, our profit margins may decline as a result.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our business is highly dependent on our information systems, including our ability to operate them effectively and to successfully implement new technologies, methods, and processes, as well as adequate controls and cybersecurity incident recovery plans. We rely on our information systems to manage our business. In addition, we must protect the confidentiality and integrity of the data of our business, employees, customers, and other third parties. Our business involves the collection, processing, storage, and transmission of personally identifiable information and other sensitive and confidential information. This data is wide-ranging and relates to our employees, customers, and third parties.

Our management, led by our Chief Executive Officer, has the overall responsibility for identifying, assessing and managing any material risks from cybersecurity threats, and our Board of Directors, assists in overseeing and monitoring cybersecurity risks and risk management. Our cybersecurity posture is designed to comply with key global financial regulations and cybersecurity laws in the jurisdictions in which we operate. This posture includes taking several proactive steps to prepare for attempts to compromise our information systems. To provide for the availability of critical data and systems, maintain regulatory compliance, manage our material cybersecurity risks, and protect against, detect, and respond to cybersecurity threats and incidents, we undertake the following activities:

- Closely monitor emerging data protection laws and implement changes to our processes designed to comply;

- Undertake reviews of our consumer-facing and internal policies and statements related to cybersecurity;

- Proactively inform our customers of substantive changes related to customer data handling;

- Conduct annual cybersecurity training for all our employees;

- Conduct regular phishing email simulations for all employees and all contractors with access to corporate email systems to enhance awareness and responsiveness to such possible threats;

- Through policy, practice, and contract (as applicable), require employees, as well as third parties who provide services on our behalf, to treat customer information and data with care;

- Update and assess our cybersecurity technologies to address threats and vulnerabilities; and

- Carry cybersecurity insurance to protect against potential losses from incidents.

Cybersecurity Risk Assessment Program

We do not have a formal cybersecurity risk assessment program.

Policies and Procedures for Third-Party Service Providers

We do not have specific policies and procedures to oversee, identify, or mitigate the cybersecurity risks associated with our use of third-party service providers, other than relying on SOC 1 Type 2 reports for materially in-scope applications.

Activities to Prevent, Detect, and Minimize Cybersecurity Incidents

We undertake various activities to prevent, detect, and minimize the effects of cybersecurity incidents. These activities include:

- ensuring that company data accessed via a desktop or laptop computer is only accessible from company-owned computers

- ensuring that company-owned computers are regularly updated and maintained, are running the latest versions of our Endpoint Detection and Response antivirus software

- ensuring that company-owned computers access the internet through secure connections via our corporate VPN solution

- conducting regular phishing email simulations

- updating and assessing our cybersecurity technologies such as our firewall and various cybersecurity software

Impact of Previous Cybersecurity Incidents

At this time, we have not identified any risks from known cybersecurity threats, including as a result of prior cybersecurity incidents, that have materially affected us. However, we face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us.

Impact on Results of Operations or Financial Condition

Cybersecurity risks and incidents have not materially affected our results of operations or financial condition. However, we face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us.

Consideration of Cybersecurity Risks in Business Strategy, Financial Planning, and Capital Allocation

Cybersecurity risks are considered as part of our business strategy, financial planning, and capital allocation. We regularly review and update our cybersecurity posture to address emerging threats and ensure the protection of our information systems.

ITEM 2. PROPERTIES

Our corporate headquarters is located at 100 Burtt Road, Suite 115, Andover, MA. We also have a manufacturing and distribution center located at 2033 Kelsey Court, Fort Wayne, IN. We also have properties located in Pretoria, South Africa where we manufacture some of our products, and Las Vegas, Nevada which houses a sales and marketing center as well as a retail store. All of our properties are leased.

ITEM 3. LEGAL PROCEEDINGS

To the knowledge of our management, there is no material litigation currently pending against us, any of our officers or directors in their capacity as such or against any of our property.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded in the United States on the Nasdaq Capital Market under symbol "BYRN" and in Canada on the Canadian Securities Exchange ("CSE") under the symbol "BYRN." The holders of our common stock are entitled to one vote per share on any matter to be voted upon by the stockholders. All shares of common stock rank equally as to voting and all other matters.

Holders

On February 1, 2025, there were 58 holders of record of our common stock.

Dividends

We have not paid any cash dividends on our common shares to date and do not currently intend to pay cash dividends. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition of the Company. The payment of any future cash dividends will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

Stock Repurchases

In March 2024, 21,905 units were repurchased by the Company for $0.3 million for shares withheld to pay the payroll tax liability of vesting RSUs and treated as treasury stock.

On July 31, 2024, our Board of Directors approved a plan to buy back up to $10 million worth of shares of our common stock (the "Stock Buyback Program"). The Stock Buyback Program is intended to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. The Stock Buyback Program will expire on the sooner of the two-year anniversary of its initiation or until we reach the aggregate limit of $10 million for the repurchases under the program. See Note 14, "Stockholders' Equity—Stock Buyback Plan", in the Notes to Consolidated Financial Statements included in Item 8 of this Report for further discussion.

The following table summarizes repurchases made during the fiscal year ended November 30, 2024:

	Number of Shares	Cost of Shares		Average Cost per Share	
Shares purchased - March 2024	21,905	$	253,003	$	11.6
Shares purchased - August 2024	291,141		2,994,296		10.3
Shares purchased - September 2024	506		5,695		11.3
Shares purchased - October 2024	35,678		499,997		14.0
Total	349,230	$	3,752,991	$	10.7

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements which are included in Item 8 of this report. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" and elsewhere in this report. Some of the numbers included herein have been rounded for the convenience of presentation.

OVERVIEW

Byrna Technologies Inc. is a designer, manufacturer, retailer and distributor of innovative technological solutions for security situations that do not require the use of lethal force. Our mantra is *Live Safe*, and our core mission is to empower individuals to safely and fully engage in life and adventure. Our design team's directive is to build easy-to-use self-defense tools to enhance the safety of our customers and their loved ones at home and outdoors. We are also focused on developing tools that can be used instead of firearms by professional law enforcement and private security customers to reduce shootings and facilitate trust between police and the communities they seek to serve. Our strategy is to establish Byrna® as a consumer lifestyle brand associated with the confidence people can achieve by knowing they can protect themselves, their loved ones and those around them. We believe we have a significant opportunity to leverage the Byrna brand to expand our product line, broaden our user base and generate increasing sales from new and existing customers.

Our business strategy is twofold: (1) to fulfill the growing demand for less-lethal products in the law enforcement, correctional services, and private security markets and (2) to provide civilians – including those whose work or daily activities may put them at risk of being a victim – with easy access to an effective, less-lethal way to protect themselves and their loved ones from threats to their person or property.

We believe that the United States, along with many other parts of the world, is experiencing a significant spike in the demand for less-lethal products and that the less-lethal market will be one of the faster growing segments of the security market over the next decade. We plan to respond to this demand for less-lethal products through the production and distribution of the Byrna SD and expansion of the Byrna product line.

On January 10, 2023, we created a new joint venture ("Byrna LATAM") with Fusady S.A., an affiliate of Bersa S.A. ("Fusady") located in Uruguay, to expand our operations and presence in South American markets. We held 51% of the stock in Byrna LATAM, and the remaining 49% of stock in Byrna LATAM was held by Fusady. Under the terms of the joint venture, we did not control the Byrna LATAM. On August 19, 2024 we sold our 51% ownership interest to Fusady S.A. for $1 (the "LATAM Share Purchase Agreement"), and entered into an exclusive distribution, manufacturing and licensing agreement with Byrna LATAM (the "LATAM Licensing Agreement"). The LATAM Licensing Agreement allows Byrna LATAM to exclusively manufacture the Byrna SD launcher and ammunition in certain South American countries and requires Byrna LATAM to pay us a royalty on Byrna products manufactured. The LATAM Share Purchase Agreement also includes put and call rights based on defined triggers that expire August 19, 2029.

RESULTS OF OPERATIONS

Revenue of $85.8 million during the fiscal year ended November 30, 2024 was $43.2 million higher than prior year revenue of $42.6 mainly due to an increase in e-commerce sales of $34.9 million. The majority of revenue continues to be in high margin direct online sales via Amazon and our own website, as these e-commerce sales accounted for 76.8% of total net revenue in the current fiscal year and 72.6% of total revenue in the prior fiscal year. In addition, we experienced growth in our dealer sales channel as well as sales into Canada. Sales of Fox Labs branded products, which the Company acquired at the end of the second quarter of 2022, continued to increase during the fiscal year ended November 30, 2024.

We increased gross margin profitability by 6.1% as compared with the prior year. With the increase in revenues, we have increased marketing spend, personnel costs, and professional fees. Due to the increase in revenue during the fiscal year, the increase in operating expenses offset with the increase in gross profit led to a profit from operations of $6.7 million for the fiscal year November 30, 2024 as compared to a loss from operations of $7.8 million for the fiscal year ended November 30, 2023.

Year ended November 30, 2024, as compared to year ended November 30, 2023:

<u>Net Revenue</u>

Revenues were $85.8 million for the year ended November 30, 2024 which represents an increase of $43.2 million or 101.1% compared to the prior year period revenues of $42.6 million. The increase was primarily due to e-commerce sales that increased by 112.8% or $34.9 million from $30.9 million during the fiscal year ended November 30, 2023 to $65.9 million for the fiscal year ended November 30, 2024. Direct sales via our website increased by $26.7 million from $24.6 million for the fiscal year ended November 30, 2023 to $51.3 million for the fiscal year ended November 30, 2024. Sales via Amazon increased from $6.4 million during the fiscal year ended November 30, 2023 to $14.5 million for the fiscal year ended November 30, 2024. Sales to domestic dealers/distributors, in combination with sales to security companies and law enforcement agencies increased by 48.3% from $8.7 million during November 30, 2023 to $12.9 million for the fiscal year ended November 30, 2024. In addition, sales of pepper spray from Fox Labs, which we acquired on May 25, 2022, increased to $1.7 million for the fiscal year ended November 30, 2024 compared to $1.1 million during the fiscal year ended November 30, 2023.

<u>Cost of Goods Sold</u>

Cost of goods sold was $33.0 million in the fiscal year ended November 30, 2024 compared to $19.0 million in the fiscal year ended November 30, 2023. This $14.0 million increase is primarily due to the increase in sales volume.

<u>Gross Profit</u>

Gross profit is calculated as total revenue less cost of goods sold, and gross margin is calculated as gross profit divided by total revenue. Included as cost of goods sold are costs associated with the production and procurement of products, such as inbound freight costs, manufacturing depreciation, purchasing and receiving costs, and inspection costs. Gross profit was $52.8 million for the fiscal year ended November 30, 2024, or 61.5% of net revenue, as compared to gross profit of $23.6 million, or 55.5% of net revenue, in the prior year. Gross margin profitability increased primarily due to the increase in the proportion of high margin direct to customer sales (Web/Amazon) from 72.6% of total sales for the fiscal year ended November 30, 2023 to 76.8% of sales for the fiscal year ended November 30, 2024.

<u>Operating Expenses</u>

Operating expenses were $46.1 million for the fiscal year ended November 30, 2024, as compared to operating expenses in the prior fiscal year of $31.4 million. This $14.7 million increase is primarily due to an increase in marketing expenditures, personnel costs, and variable selling expenses. Marketing expenditures increased $7.8 million from $4.6 million for fiscal year 2023 to $12.4 million in fiscal year 2024 Total employee compensation costs increased $1.9 million from $15.9 million for fiscal year 2023 to $17.8 million in fiscal year 2024. Total variable selling expenses increased by $3.7 million from $4.1 million in fiscal year 2023 to $7.8 million for fiscal year 2024. Professional fees increased by $0.9 million from $1.1 million in fiscal year 2023 to $2.0 million for fiscal year 2024. Other operating costs, including administrative expenses, increased by $0.5 million from $5.6 million for fiscal year 2023 to $6.1 million for fiscal year 2024.

Profit from Operations

The increase in revenue, off-set by the increase in operating expenses resulted in an increase of $14.5 million in profit from operations of $6.7 million in the fiscal year ended November 30, 2024 as compared to a loss from operations of $7.8 million in the fiscal year ended November 30, 2023.

Interest Income/Expense

Interest income for the fiscal year ended November 30, 2024 was $1.0 million compared to $0.7 million for the fiscal year ended November 30, 2023. The increase in interest income is primarily due to higher interest rates on the Company's cash and cash equivalents and marketable securities. The increase in interest income is primarily due to an increase in the amount of interest-earning funds held in cash and cash equivalents, marketable securities, and accrued interest receivable on loan receivable.

Loss from Joint Venture

Since the inception of the Byrna LATAM joint venture in January 2023, the Company's proportionate share of Byrna LATAM's losses were 51%. On August 19, 2024, we sold our 51% ownership interest to Fusady S.A. for $1 pursuant to the LATAM Share Purchase Agreement. Our share of the joint venture's loss for the fiscal year ended November 30, 2024 was less than $0.1 million. The carrying value of our investment in the joint venture at November 30, 2024 and November 30, 2023 was $0 in the Consolidated Balance Sheets.

Other Income (Expense)

Other income (expenses) in the year ended November 30, 2024 includes $0.01 million investment gains. Other income (expenses) in the year ended November 30, 2023 included ($0.05) million investment losses.

Income Tax Provision (Benefit)

Our effective income tax rate was (80.31)% for the year ended November 30, 2024 compared to an effective income tax rate of 2.06% for the year ended November 30, 2023. Our income tax benefit was $5.7 million for the fiscal year ended November 30, 2024 compared to an income tax provision of $0.2 million for the fiscal year ended November 30, 2023. Our tax rate differs from the statutory rate of 21.0% primarily due to the release of the valuation allowance, the impact of stock compensation, as well as state income taxes, tax credits, the foreign tax rate differential for Byrna South Africa, and effects of permanent non-deductible expenses and other effects.

We are subject to income tax in the U.S., as well as various state and international jurisdictions. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

Non-GAAP Financial Measures

In addition to providing financial measurements based on generally accepted accounting principles in the United States (GAAP), we provide the following additional financial metrics that are not prepared in accordance with GAAP (non-GAAP): non-GAAP adjusted EBITDA. Management uses these non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate our financial performance. We believe that these non-GAAP financial measures help us to identify underlying trends in our business that could otherwise be masked by the effect of certain expenses that we exclude in the calculations of the non-GAAP financial measures.

Accordingly, we believe that these non-GAAP financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business and provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects.

These non-GAAP financial measures do not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP. There are limitations in the use of non-GAAP measures, because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment concerning exclusions of items from the comparable non-GAAP financial measure. In addition, other companies may use other non-GAAP measures to evaluate their performance, or may calculate non-GAAP measures differently, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

Non-GAAP Adjusted EBITDA

Non-GAAP Adjusted EBITDA is defined as net income (loss) as reported in our consolidated statements of operations and comprehensive income (loss) excluding the impact of (i) depreciation and amortization; (ii) income tax provision (benefit); (iii) interest (income) expense; (iv) stock-based compensation expense; (v) severance/separation expense; (vi) other income; and (vii) other financing expenses. Our non-GAAP adjusted EBITDA measure eliminates potential differences in performance caused by variations in capital structures (affecting finance costs), tax positions, the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense). We also exclude certain one-time and non-cash costs. Reconciliation of non-GAAP Adjusted EBITDA to net loss, the most directly comparable GAAP measure, is as follows (in thousands):

	For the Year Ended November 30,	
	2024	2023
Net income (loss)	$ 12,792	$ (8,192)
Adjustments:		
Interest income, net	(1,024)	(693)
Income tax provision	(5,708)	165
Depreciation and amortization	1,491	1,262
NON-GAAP EBITDA	7,551	(7,458)
Stock-based compensation	3,403	5,375

Severance/Recruitment costs		524		82
NON-GAAP adjusted EBITDA	$	11,478	$	(2,001)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Summary

Cash and cash equivalents as of November 30, 2024 totaled $16.8 million, a decrease of approximately $3.7 million from $20.5 million of cash as of November 30, 2023.

Operating Activities

Cash provided by operating activities was $11.7 million for the fiscal year ended November 30, 2024, compared to $3.9 million cash provided by operating activities for the fiscal year ended November 30, 2023. Net income was $12.8 million for the fiscal year ended November 30, 2024 compared to a net loss of $8.2 million for the fiscal year ended November 30, 2023. Significant changes in noncash and working capital activity are as follows:

Our non-cash activity adds back several non-cash items to net loss to calculate cash provided by operations during the fiscal year ended November 30, 2024. These include stock-based compensation expense of $3.4 million during the fiscal year ended November 30, 2024 compared to $5.4 million for the fiscal year ended November 30, 2023; operating lease costs of $0.8 million during the fiscal year ended November 30, 2024 compared to $0.7 million for the fiscal year ended November 30, 2023; depreciation and amortization of $1.5 million during the fiscal year ended November 30, 2024 compared to $1.3 million during the fiscal year ended November 30, 2023; recovery of allowance for credit losses of $0.2 million during the fiscal year ended November 30, 2024 compared to provision for allowance for credit losses of $0.5 million for the fiscal year ended November 30, 2023; recovery of provision for inventory of $0.2 million during the fiscal year ended November 30, 2024 compared to provision for allowance for inventory of $0.5 million for the fiscal year ended November 30, 2023; and loss from joint venture of less than $0.1 million during the fiscal year ended November 30, 2024 compared to $0.6 million for the fiscal year ended November 30, 2023.

During the fiscal year ended November 30, 2024, our cost and liquidity management was reflected in the generation of cash for working capital needs. Inventory increased $5.9 million during the fiscal year ended November 30, 2024 compared to a decrease of $0.5 million during the fiscal year ended November 30, 2023. The increase in inventory was a planned measure to support anticipated growth in demand and to ensure the availability of key products during peak sales periods. Accounts receivable increased by $0.2 million during the fiscal year ended November 30, 2024 compared to a decrease of $2.2 million during the fiscal year ended November 30, 2023 due to a significant increase in overall sales. Accounts payable and accrued liabilities increased $7.0 million for the fiscal year ended November 30, 2024 compared to an increase of $0.6 million for the fiscal year ended November 30, 2023. Deferred revenue decreased $0.1 million during the fiscal year ended November 30, 2024 compared to a decrease of $0.4 million during the fiscal year ended November 30, 2023. Prepaid expenses and other current assets increased by $1.1 million for the fiscal year ended November 30, 2024 compared to a decrease of $0.2 million for the fiscal year ended November 30, 2023.

Investing Activities

During the fiscal year ended November 30, 2024, $11.2 million was used for investing activities. This included $8.9 million for the acquisition of marketable securities and $2.3 million for the purchase of property and equipment. In comparison, $3.0 million was used for investing activities during the fiscal year ended November 30, 2023, including $1.6 million loan to Byrna LATAM, $0.5 million investment in the joint venture, and $0.9 million to purchase property and equipment.

Financing Activities

Cash flows used in financing activities was $4.6 million during the fiscal year ended November 30, 2024 compared to $0.4 million during the fiscal year ended November 30, 2023. The fiscal year ended November 30, 2024 amount was primarily due to tax payments of $0.9 million related to payroll taxes withheld on the vesting of restricted stock units, $0.1 million received in proceeds from stock option exercises and payments of $3.8 million for repurchases of common stock, compared to tax payments of $0.5 million related to payroll taxes withheld on the vesting of restricted stock units and $0.1 million received from proceeds associated with the sale of common stock during the fiscal year ended November 30, 2023.

MATERIAL CASH REQUIREMENTS FROM CONTRACTUAL OBLIGATIONS

Leases

As of November 30, 2024, we reported current and long-term operating lease liabilities of $0.5 million and $2.1 million, respectively. These balances represent our contractual obligation to make future payments on our leases, discounted to reflect our cost of borrowing. All leases are for real estate. In the event that we vacate a location, we may be obliged to continue making lease payments. Where possible, we mitigate this risk by including clauses allowing for the termination of lease agreements. See Note 17, "Leases", in the Notes to Consolidated Financial Statements included in Item 8 of this Report for further discussion.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of November 30, 2024 and 2023.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 4, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in Item 8 of this Report for a discussion of recently issued and adopted accounting standards.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Our significant accounting policies are outlined in Note 4, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in Item 8 of this report. We believe that the following are the more critical judgmental areas in the application of our accounting policies that currently affect our financial position and results of operations:

Revenue Recognition

<u>Product Sales</u>

The Company generates revenue through the wholesale distribution of its products and accessories to dealers/distributors, large end-users such as retail stores, security companies and law enforcement agencies, and through e-commerce portals to consumers. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon the customer's pick-up of the goods. Payment terms to customers other than e-commerce customers are generally 30-60 days for established customers, whereas new wholesale and large end-user customers have prepaid terms for their first order. The amount of revenue recognized is net of returns and discounts that the Company offers to its customers. Products purchased include a standard warranty that cannot be purchased separately. This allows customers to return defective products for repair or replacement within one year of sale. The Company also sells an extended warranty for the same terms over three years. The extended 3-year warranty can be purchased separately from the product and therefore, must be classified as a service warranty. Since a warranty for the first year after sale is included and non-separable from all launcher purchases, the Company considers this extended warranty to represent a service obligation during the second and third years after sale. Therefore, the Company accumulates billings of these transactions on the balance sheet as deferred revenue, to be recognized on a straight-line basis during the second and third year after sale. The Company recognizes an estimated returns and discounts allowance based on its analysis of historical experience, and an evaluation of current market conditions.

The Company also provides to its e-commerce consumers a 14-day money back guarantee, which allows for a full refund of the purchase price, excluding shipping charges, within 14 days from the date of delivery. The right of return creates a variable component to the transaction price and needs to be considered for any possible constraints. The Company estimates returns using the expected value method, as there will likely be a range of potential return amounts. The Company's returns under the 14-day money back guarantee for the year ended November 30, 2024 and November 30, 2023 were immaterial.

The Company sells to dealers and retailers for whom there is no money back guarantee but who may request a return or credit for unforeseen reasons or who may have agreed discounts or allowances to be netted from amounts invoiced. The Company reserves for returns, discounts and allowances based on past performance and on agreement terms and reports revenue net of the estimated reserve. The Company's reserve for returns, discounts, and allowances for the fiscal years ended November 30, 2024 and 2023 were immaterial.

The Company accounts for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products. Shipping and handling costs associated with the distribution of finished products to customers, are recorded in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) and are recognized when the product is shipped to the customer.

Included as cost of goods sold are costs associated with the production and procurement of products, such as labor and overhead, inbound freight costs, manufacturing depreciation, purchasing and receiving costs, and inspection costs.

Inventory Valuation

Inventories, which are principally comprised of raw materials and finished goods, are stated at the lower of cost or net realizable value. Cost is determined on a standard cost basis that approximates the first-in, first-out (FIFO) method. Inventory costs include labor, overhead, subcontracted manufacturing costs and inbound freight costs. The Company reviews inventories for obsolete items to determine adjustments that it estimates will be needed to record inventory at lower of cost or net realizable value.

Income Taxes

The Company accounts for income taxes under the asset and liability method, recognizing deferred tax assets and liabilities for the expected future tax consequences of events included in the financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates for the years in which the differences are expected to reverse. Changes in tax rates affect deferred tax assets and liabilities and are recognized in income in the period of enactment.

Deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. As of November 30, 2024, the Company has evaluated the available evidence regarding the realization of its deferred tax assets in different jurisdictions. In the United States, the Company has concluded that it is more-likely-than-not that it will realize its net deferred tax assets. This conclusion is based on net income in 2024, projected cumulative three-year income through November 30, 2025, and the expectation of continued profitability due to increased product sales. As a result, the Company has released its US valuation allowance as of November 30, 2024.

Conversely, in South Africa, the Company has determined that it is more-likely-than-not that it will not realize its net deferred tax assets. This determination is based on a cumulative three-year loss position through November 30, 2024, and the forecasted closure of operations in FY2025. Therefore, a full valuation allowance remains on the deferred tax assets in South Africa as of November 30, 2024.

The Company will continue to monitor its cumulative loss position and forecasted income on a quarterly basis, particularly focusing on the US operations, where a cumulative 12-quarter profit position is projected for FY2025.

The Company records uncertain tax positions on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company records uncertain tax positions as liabilities and adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of November 30, 2024 and 2023, the Company has not recorded any uncertain tax positions in our consolidated financial statements.

The Company recognizes interest and penalties related to income taxes on the income tax expense line in the accompanying Consolidated Statement of Operations and Comprehensive Income (Loss). As of November 30, 2024 and 2023, no accrued interest or penalties related to income taxes are included in the Consolidated Balance Sheets.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company's tax years are still open under statute from November 30, 2020 to the present. The resolution of tax matters is not expected to have a material effect on the Company's consolidated financial statements.

Goodwill

Goodwill resulting from a business combination is not amortized but is reviewed for impairment annually or more frequently when events or changes in circumstances occur that would more than likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has the option to perform a qualitative assessment over goodwill when events occur or circumstances change that would, more likely than not, reduce the fair value of a reporting unit. If the Company concludes, based on the qualitative assessment, that the carrying value of a reporting unit would more likely than not exceed its fair value, a quantitative assessment is performed which is based upon a comparison of the reporting unit's fair value to its carrying value. The fair values used in this evaluation are estimated by the Company based upon future discounted cash flow projections for the reporting unit. An impairment charge is recognized for any amount by which the carrying amount of goodwill exceeds its fair value.

The Company performs its review for impairment during the fourth quarter of each year. The Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. The Company's operations constitute a single reporting unit and goodwill is assessed for impairment at the Company as a whole. At November 30, 2024, the Company determined that there was no impairment of goodwill.

Stock-Based Compensation

The Company accounts for all stock-based payment awards granted to employees and non-employees as stock-based compensation expense at their grant date fair value. The Company's stock-based payments include stock options and restricted stock units. The Company values simple restricted stock units (RSUs) at the quoted price on date of grant and RSUs with certain market triggers using the Monte Carlo model for valuation. The Company values stock options using the Black Scholes model. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees' requisite service period, on a straight-line basis. The measurement date for non-employee awards is the date of grant and stock-based compensation costs for non-employees are recognized as expense over the vesting period on a straight-line basis. Stock-based compensation is classified in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) based on the function to which the related services are provided, which is included in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). Forfeitures are accounted for as they occur.

To determine the grant-date fair value of our stock-based payment awards, we use a Black-Scholes or the quoted stock price on the date of grant, unless the awards are subject to market conditions, in which case we use the Monte Carlo simulation model. Due to our limited history, the expected term of the Company's stock options granted to employees has been determined utilizing the method as prescribed by the SEC's Staff Accounting Bulletin, Topic 14. The expected term for stock options granted to non-employees is equal to the contractual term of the options. The risk-free interest rate is determined by reference to the US Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Impairment of Long-lived Assets

Long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset group over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to Pages F-1 through F-28 of this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2024 pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date in ensuring that information required to be filed in this annual report was recorded, processed, summarized and reported within the time period required by the rules and regulations of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of November 30, 2024. Management based this assessment on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of our internal control over financial reporting. Based on this evaluation management concluded that as of November 30, 2024 our internal control over financial reporting was effective based on those criteria.

Changes in Internal Controls Over Financial Reporting

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in our internal control over financial reporting occurred during the fiscal year ended November 30, 2024. Based on that evaluation, management concluded that there were no changes to our internal control over financial accounting and reporting that occurred during the fiscal year ended November 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial accounting and reporting.

ITEM 9B. OTHER INFORMATION

Insider Adoption or Termination of Trading Arrangements

On November 7, 2024, Luan Pham, the Company's Chief Marketing Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell up to 33,483 shares of Company common stock between February 12, 2025, and December 31, 2025, subject to certain conditions. On November 21, 2024, Northeast Industrial Partners LLP adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell up to 50,000 shares of Company common stock between February 20, 2025, and December 31, 2025, subject to certain conditions. On November 22, 2024, Lisa Wager, the Company's Chief Governance Officer and Corporate Secretary, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell up to 12,500 shares of Company common stock between February 20, 2025, and December 31, 2025, subject to certain conditions. On November 22, 2024, Herbert Hughes, the Company's Chairman, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell up to 12,000 shares of Company common stock between February 20, 2025, and December 31, 2025, subject to certain conditions.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item relating to our directors and corporate governance is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2025 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in Item 1, "Business — Executive Officers" of this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item relating to our directors and corporate governance is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2025 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item relating to our directors and corporate governance is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2025 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item relating to our directors and corporate governance is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2025 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item relating to our directors and corporate governance is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2025 Annual Meeting of Stockholders.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

(1) Financial Statements

F-1 to F-28

(2) Financial Statements Schedules

None.

BYRNA TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2024 AND 2023

Together with Report of Independent Registered Public Accounting Firm

(Amounts expressed in US Dollars)

TABLE OF CONTENTS

	Page No
Report of Independent Registered Public Accounting Firm (PCAOB ID 274)	F-2
Consolidated Balance Sheets as of November 30, 2024 and 2023	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended November 30, 2024 and 2023	F-4
Consolidated Statements of Cash Flows for the years ended November 30, 2024 and 2023	F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended November 30, 2024 and 2023	F-6
Notes to Consolidated Financial Statements	F-7

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Byrna Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Byrna Technologies, Inc. and Subsidiaries (the "Company") as of November 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2024 and 2023 and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes – Valuation Allowances

As discussed in Notes 4 and 18 to the financial statements, the Company recognizes deferred income tax assets and liabilities for the estimated future tax effects attributable to temporary differences and carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized in the future. Future realization of deferred tax assets depends on the existence of sufficient taxable income within the carryforward period. Sources of taxable income include future reversals of deferred tax assets and liabilities, projected future taxable income, tax planning strategies, and results of recent operations. The Company's valuation allowance for deferred tax assets was $0.8 million as of November 30, 2024, and the Company recorded a tax benefit of $5.8 million during the year ended November 30, 2024 resulting from the reversal of valuation allowance on deferred tax assets.

The Company's determination of the valuation allowance, and its reversal, involves estimates. Management's primary estimate in determining whether the valuation allowance should be reversed is the projection of future sources of taxable income. Auditing management's estimate of future sources of taxable income, which affects the recorded valuation allowances, required a high degree of auditor judgment, including the need to involve our income tax specialists.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. We obtained an understanding, evaluated the design and implementation of the Company's process and controls, and assessed whether the process and controls enable the Company to accurately estimate future sources of taxable income. With the assistance of our income tax specialists, we considered relevant tax laws and regulations in evaluating the appropriateness of management's estimates of future sources of taxable income. We evaluated management's ability to accurately estimate future sources of taxable income by comparing actual results to management's historical estimates. Further, we evaluated the reasonableness of management's estimates of future sources of taxable income by comparing the estimates to historical sources of taxable income or losses and evaluating whether there have been any changes that would affect management's estimates of future sources of taxable income. We evaluated whether the assumptions were consistent with evidence obtained in other areas of the audit. With the assistance of our income tax specialists, we evaluated whether the estimated future sources of taxable income were of the appropriate character to utilize the deferred tax assets under tax law. We evaluated management's assessment that it is more likely than not that sufficient taxable income will be generated in the future to utilize the net deferred tax assets.

/s/ EisnerAmper LLP

We have served as the Company's auditor since 2020.

EISNERAMPER LLP
Iselin, New Jersey
February 7, 2025

BYRNA TECHNOLOGIES INC.
Consolidated Balance Sheets
(Amounts in thousands, except share and per share data)

		November 30,		
		2024		2023
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	16,829	$	20,498
Accounts receivable, net		2,630		2,945
Inventory, net		19,972		13,890
Prepaid expenses and other current assets		2,623		868
Marketable debt securities		8,904		—
Total current assets		50,958		38,201
Deposits for equipment		2,665		1,163
Right-of-use-asset, net		2,452		1,805
Property and equipment, net		3,408		3,803
Intangible assets, net		3,337		3,583
Goodwill		2,258		2,258
Loan to joint venture		—		1,473
Deferred tax asset		5,837		—
Other assets		1,007		28
TOTAL ASSETS	$	71,922	$	52,314
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	13,108	$	6,158
Operating lease liabilities, current		539		644
Deferred revenue		1,791		1,844
Total current liabilities		15,438		8,646
LONG TERM LIABILITIES				
Deferred revenue, non-current		17		91
Operating lease liabilities, non-current		2,098		1,258
Total Liabilities		17,553		9,995
COMMITMENTS AND CONTINGENCIES (NOTE 19)				
STOCKHOLDERS' EQUITY				
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued		—		—
Common stock, $0.001 par value, 50,000,000 shares authorized. 25,010,976 shares issued and 22,495,759 outstanding as of November 30, 2024 and, 24,168,014 shares issued and 22,002,027 outstanding as of November 30, 2023		25		24
Additional paid-in capital		133,029		130,426
Treasury stock (2,515,217 shares purchased as of November 30, 2024 and 2,165,987 shares purchased as of November 30, 2023)		(21,253)		(17,500)
Accumulated deficit		(56,783)		(69,575)
Accumulated other comprehensive loss		(649)		(1,056)
Total Stockholders' Equity		54,369		42,319
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	71,922	$	52,314

See accompanying notes to consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Amounts in thousands, except share and per share data)

		Years Ended November 30,		
		2024		2023
Net revenues	$	85,756	$	42,644
Cost of goods sold		(32,984)		(18,997)
Gross profit		52,772		23,647
Operating expenses		46,101		31,437
PROFIT (LOSS) FROM OPERATIONS		6,671		(7,790)
OTHER INCOME (EXPENSE)				
Foreign currency transaction loss		(576)		(270)
Interest income, net		1,024		693
Loss from joint venture		(42)		(603)
Other Income / (Expense)		7		(57)
INCOME (LOSS) BEFORE INCOME TAXES		7,084		(8,027)
Income tax provision (benefit)		(5,708)		165
NET INCOME (LOSS)		12,792		(8,192)
Foreign exchange translation adjustment		342		(436)
Unrealized gain (loss) on marketable securities		65		—
COMPREHENSIVE INCOME (LOSS)	$	13,199	$	(8,628)
Net profit (loss) per share – basic	$	0.57	$	(0.37)
Net profit (loss) per share – diluted	$	0.55	$	(0.37)
Weighted-average number of common shares outstanding during the year – basic		22,504,938		21,919,624
Weighted-average number of common shares outstanding during the year – diluted		23,139,549		21,919,624

See accompanying notes to consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(Amounts in thousands)

| | Years Ended November 30, | |
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 12,792	$ (8,192)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Stock-based compensation expense	3,403	5,375
Amortization of debt issuance costs	4	28
Operating lease costs	757	666
Depreciation and amortization	1,491	1,262
(Recovery of) Provision for allowance for credit losses	(176)	474
(Recovery of) Provision for allowance for inventory	(230)	514
Loss on disposal of property, plant, and equipment	—	466
Loss from joint venture	42	603
Deferred tax (benefit) provision	(5,837)	129
Changes in assets and liabilities, net of acquisition:		
Accounts receivable	491	2,189
Deferred revenue	(127)	(414)
Inventory	(5,852)	542
Prepaid expenses and other current assets	(1,755)	87
Loan receivable	455	—
Other assets	—	250
Accounts payable and accrued liabilities	6,950	602
Operating lease liabilities	(669)	(689)
NET CASH PROVIDED BY OPERATING ACTIVITIES	11,739	3,892
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(2,347)	(903)
Purchases of marketable securities	(8,856)	—
Equity method investment in joint venture	—	(520)
Loan to joint venture	—	(1,556)
Purchase of patent rights	(24)	—
NET CASH USED IN INVESTING ACTIVITIES	(11,227)	(2,979)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from stock option exercises	149	34
Repurchases of common stock	(3,753)	—
Payment of taxes withheld on issuance of restricted stock units	(948)	(456)
NET CASH USED IN FINANCING ACTIVITIES	(4,552)	(422)
Effects of foreign currency exchange rate changes	371	(61)
NET CHANGE IN CASH AND CASH EQUIVALENTS FOR THE YEAR	(3,669)	430
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,498	20,068
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 16,829	$ 20,498
Supplemental schedule of noncash operating activities:		
Income taxes paid	—	48
Operating lease liabilities arising from obtaining right-of-use assets	1,404	—
Unrealized gain on marketable securities	65	—
Reclassification of interest receivable from accounts receivable to other assets	203	—
Recapitalization of loan receivable in connection with the divesture of the joint venture	119	—

See accompanying notes to consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Consolidated Statement of Changes in Stockholders' Equity
(Amounts in thousands, except share numbers)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares (Issued)	$	$	Shares	$	$	$	$
Balance, November 30, 2022	**24,018,612**	**23**	**125,474**	**(2,165,987)**	**(17,500)**	**(61,383)**	**(620)**	**45,994**
Issuance of common stock pursuant to exercise of stock options	25,000	—	34	—	—	—	—	34
Issuance of common stock pursuant to vesting of restricted stock units	124,402	1	(1)	—	—	—	—	-
Payment of taxes withheld on issuance of restricted stock units	—	—	(456)	—	—	—	—	(456)
Stock-based compensation	—	—	5,375	—	—	—	—	5,375
Net loss	—	—	—	—	—	(8,192)	—	(8,192)
Foreign currency translation	—	—	—	—	—	—	(436)	(436)
Balance, November 30, 2023	24,168,014	24	130,426	(2,165,987)	(17,500)	(69,575)	(1,056)	42,319
Issuance of common stock pursuant to exercise of stock options	230,968	—	149	—	—	—	—	149
Issuance of common stock pursuant to vesting of restricted stock units	611,994	1	(949)	—	—	—	—	(948)
Stock-based compensation	—	—	3,403	—	—	—	—	3,403
Repurchase of common shares under Stock Buyback Plan	—	—	—	(349,230)	(3,753)	—	—	(3,753)
Net income	—	—	—	—	—	12,792	—	12,792
Unrealized gain on marketable securities	—	—	—	—	—	—	65	65
Foreign currency translation	—	—	—	—	—	—	342	342
Balance, November 30, 2024	25,010,976	25	133,029	(2,515,217)	(21,253)	(56,783)	(649)	54,369

See accompanying notes to consolidated financial statements.

(Amounts expressed in US Dollars)

1. NATURE OF OPERATIONS

Byrna Technologies Inc. (the "Company" or "Byrna") is a less-lethal defense technology company, specializing in next generation solutions for security situations that do not require the use of lethal force. Byrna personal security devices are less-lethal self-defense devices that are powered by CO2 and fire .68 caliber spherical kinetic and chemical irritant projectiles. The Company added pepper spray aerosols to their less-lethal defense product line due to an acquisition in 2022. These products are sold in both the consumer and security professional markets. The Company operates two manufacturing facilities, a 30,000 square foot facility located in Fort Wayne, Indiana and a 20,000 square foot manufacturing facility located in Pretoria, South Africa.

In January 2023, the Company acquired a 51% ownership interest in Byrna LATAM, a corporate joint venture formed to expand the Company's operations and presence in South American markets. On August 19, 2024, the Company sold it's 51% ownership interest to Fusady S.A. for $1 (the "LATAM Share Purchase Agreement") and entered into an exclusive distribution, manufacturing and licensing agreement with Byrna LATAM (the "LATAM Licensing Agreement"). See Note 6, "Investment in Joint Venture" for additional information.

The Company was incorporated under the laws of the state of Delaware on March 1, 2005.

2. OPERATIONS AND MANAGEMENT PLANS

From inception to November 30, 2024, the Company had incurred a cumulative loss of $56.8 million. The Company has funded operations through the issuance of common stock. The Company generated $85.8 million in revenue and a net income of $12.8 million for the year ended November 30, 2024. Having achieved profitability this year, the Company is optimistic about its ability to sustain operations through its revenue streams. The Company's future success will depend on its continued ability to generate sufficient revenue to cover operating expenses and to effectively market its products.

3. BASIS OF PRESENTATION

These consolidated financial statements for the years ended November 30, 2024 and 2023 include the accounts of the Company and its subsidiary. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the Company's consolidated financial statements. Significant estimates include assumptions about stock-based compensation expense, valuation allowance for deferred tax assets, incremental borrowing rate on leases, useful life of long-lived assets, allowance for estimated credit losses, and inventory reserves.

(Amounts expressed in US Dollars)

b) Goodwill

Goodwill resulting from a business combination is not amortized but is reviewed for impairment annually or more frequently when events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has the option to perform a qualitative assessment over goodwill when events occur or circumstances change that would, more likely than not, reduce the fair value of a reporting unit. If the Company concludes, based on the qualitative assessment, that the carrying value of a reporting unit would more likely than not exceed its fair value, a quantitative assessment is performed which is based upon a comparison of the reporting unit's fair value to its carrying value. The fair values used in this evaluation are estimated by the Company based upon future discounted cash flow projections for the reporting unit. An impairment charge is recognized for any amount by which the carrying amount of goodwill exceeds its fair value.

In accordance with Accounting Standards Codification (ASC) 350, "Intangibles – Goodwill and Other," the Company historically conducted its annual goodwill impairment analysis in the third quarter of each fiscal year. However, for the fiscal year ending November 30, 2024, the Company has elected to change the timing of its annual goodwill impairment review to the fourth quarter. This decision was made to better align the analysis with the Company's strategic planning processes and to ensure a more comprehensive evaluation of goodwill in light of the latest operational and market conditions. The Company will continue to monitor goodwill for signs of impairment and perform interim assessments if necessary. This change in timing will not impact the Company's overall goodwill balance or financial position, but it may enhance the accuracy and relevance of the impairment assessment conducted.

The Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. The Company's operations constitute a single reporting unit and goodwill is assessed for impairment at the Company as a whole. At November 30, 2024 and 2023, the Company determined that there was no impairment of goodwill.

c) Investment in Joint Venture

Investments in equity method investees are those for which the Company has the ability to exercise significant influence or exercise joint control with other investors but does not control and is not the primary beneficiary. Under this method of accounting, the Company's investment is recorded initially at cost and subsequently adjusted for its proportionate share of the net earnings or losses.

In January 2023, the Company acquired a 51% ownership interest in Byrna LATAM, a corporate joint venture formed to expand the Company's operations and presence in South American markets, for $0.5 million. The Company accounted for the investment in the joint venture using the equity method since the Company did not have voting control of Byrna LATAM. Additionally, the Company did not have substantive participating rights that would result in the Company having control of Byrna LATAM. On August 19, 2024, the Company sold it's 51% ownership interest to Fusady S.A. for $1 (the "LATAM Share Purchase Agreement") and entered into an exclusive distribution, manufacturing and licensing agreement with Byrna LATAM (the "LATAM Licensing Agreement"). See Note 6, "Investment in Joint Venture" for additional information. The Company recorded its share of the joint venture's losses during the year ended November 30, 2024 of less than $0.1 million, and losses of $0.6 million during the year ended November 30, 2023, in the Consolidated Statements of Operations and Comprehensive Income (Loss) as loss from joint venture. The carrying value of the Company's investment in the joint venture at November 30, 2024 and 2023 is at zero in the Consolidated Balance Sheets.

d) Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and short-term, highly liquid investments. Investments acquired with maturity dates of three months or less are considered cash equivalents.

e) Marketable Debt Securities

The Company considers debt securities acquired with maturities of greater than 90 days to be available for sale debt securities. Available for sale debt securities are classified as either current or non-current assets based on the nature of the securities and their availability for use in current operations. Securities with an effective maturity greater than one year from the balance sheet date are classified as non-current. Available for sale debt securities are recorded at fair value and unrealized gains and losses are recorded within accumulated other comprehensive income. The estimated fair value of the available for sale debt securities is determined based on quoted market prices or rates for similar instruments.

f) Allowance for Expected Credit Losses

The Company estimates the balance of its allowance for expected credit losses. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of customers based on ongoing credit evaluations. The Company also considers customer-specific information, current market conditions, and reasonable and supportable forecasts of future economic conditions. Account balances are written off against the allowance when it is determined that the receivable will not be recovered. As of November 30, 2024, 2023, and 2022, the total allowance for credit losses recorded was $0.3 million, $0.6 million and less than $0.1 million, respectively.

g)   Inventories

Inventories, which are principally comprised of raw materials and finished goods, are stated at the lower of cost or net realizable value. Cost is determined on a standard cost basis that approximates the first-in, first-out (FIFO) method. Inventory costs include labor, overhead, subcontracted manufacturing costs and inbound freight costs. The Company reviews inventories for obsolete items to determine adjustments that it estimates will be needed to record inventory at lower of cost or net realizable value.

h)   Property and Equipment

Property and equipment are recorded at cost and reflected net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, primarily three to seven years for computer equipment and software, furniture and fixtures, and machinery and equipment. Leasehold improvements are amortized over the lesser of the useful lives of three to seven years or lease terms. Expenditures for major renewals and betterments to property and equipment are capitalized, while expenditures for maintenance and repairs are charged as an expense as incurred. Upon retirement or disposition, the applicable property amounts are deducted from the accounts and any gain or loss is recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss). Useful lives are determined based upon an estimate of either physical or economic obsolescence or both.

i)   Intangible Assets

The perpetual, irrevocable, exclusive and non-exclusive permit to use technology with respect to the cost of patent rights is capitalized and amortized over the estimated useful life, currently estimated to be 10 to 17 years. Customer list acquired is amortized over the estimated useful life of two years. Trademarks have an indefinite life as the Company intends to renew the trademarks indefinitely. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Indefinite-lived intangible assets are tested for impairment annually during the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that it is more likely than not that an intangible asset is impaired. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment expense is recognized in an amount equal to that excess. If an impairment expense is recognized, the adjusted carrying amount becomes the asset's new accounting basis. At November 30, 2024 and 2023, the Company determined that there was no impairment of intangible assets.

j)   Impairment of Long-Lived Assets

Long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset group over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. There were no impairments of long-lived assets during the years ended November 30, 2024 and 2023, respectively.

k)   Fair Value of Financial Instruments

The Company determines fair value based on its accounting policy for fair value measurement (i.e. exit price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date). See note 4 (u). The Company has not used derivative financial instruments such as forwards to hedge foreign currency exposures. The Company measures equity investments, including investments in marketable equity securities, at fair value and recognizes unrealized gains (losses) through other comprehensive income (loss). The Company uses quoted prices in active markets for identical assets (consistent with the Level 2 definition in the fair value hierarchy) to measure the fair value of its marketable equity securities on a recurring basis.

(Amounts expressed in US Dollars)

l) Leases

The Company determines if an arrangement is a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. ROU assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The lease terms may include options to extend or terminate the lease when the Company is reasonably certain it will exercise such options. Lease costs for the Company's operating leases are recognized on a straight-line basis over the reasonably assured lease term. Variable lease payments include lease operating expenses. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense is included in operating expenses on the consolidated statements of operations.

The Company has elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

m) Revenue Recognition

Product Sales

The Company generates revenue through the wholesale distribution of its products and accessories to dealers/distributors, large end-users such as retail stores, security companies and law enforcement agencies, and through e-commerce portals to consumers. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon the customer's pick-up of the goods. Payment terms to customers other than e-commerce customers are generally 30-60 days for established customers, whereas new wholesale and large end-user customers have prepaid terms for their first order. The amount of revenue recognized is net of returns and discounts that the Company offers to its customers. Products purchased include a standard warranty that cannot be purchased separately. This allows customers to return defective products for repair or replacement within one year of sale. The Company also sells an extended warranty for the same terms over three years. The extended 3-year warranty can be purchased separately from the product and therefore, must be classified as a service warranty. Since a warranty for the first year after sale is included and non-separable from all launcher purchases, the Company considers this extended warranty to represent a service obligation during the second and third years after sale. Therefore, the Company accumulates billings of these transactions on the balance sheet as deferred revenue, to be recognized on a straight-line basis during the second and third year after sale. The Company recognizes an estimated returns and discounts allowances based on its analysis of historical experience, and an evaluation of current market conditions.

The Company also provides to its e-commerce consumers a 14-day money back guarantee, which allows for a full refund of the purchase price, excluding shipping charges, within 14 days from the date of delivery. The right of return creates a variable component to the transaction price and needs to be considered for any possible constraints. The Company estimates returns using the expected value method, as there will likely be a range of potential return amounts. The Company's returns under the 14-day money back guarantee for the years ended November 30, 2024 and 2023 was immaterial.

The Company sells to dealers and retailers for whom there is no money back guarantee but who may request a return or credit for unforeseen reasons or who may have agreed discounts or allowances to be netted from amounts invoiced. The Company reserves for returns, discounts and allowances based on past performance and on agreement terms and reports revenue net of the estimated reserve. The Company's reserve for returns, discounts, and allowances for the years ended November 30, 2024 and 2023 was immaterial.

The Company accounts for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products. Shipping and handling costs associated with the distribution of finished products to customers, are recorded in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) and are recognized when the product is shipped to the customer.

Included as cost of goods sold are costs associated with the production and procurement of products, such as labor and overhead, inbound freight costs, manufacturing depreciation, purchasing and receiving costs, and inspection costs.

Contract Liabilities

Current deferred revenue for the years ended November 30, 2024 and 2023 includes $1.7 million in advance payments from customers, $0.1 million in current portion of sales from extended warranties and less than $0.1 million in unfulfilled e-commerce orders. Long-term deferred revenue pertains to the non-current portion of extended warranty sales.

n) Marketing and Advertising

Marketing and advertising related costs are expensed as incurred and are included in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) and were $12.4 million and $4.6 million during the years ended November 30, 2024 and 2023, respectively.

o) Research and Development

Research and development ("R&D") costs are expensed as incurred and are included in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). R&D costs were $0.6 million and $0.6 million during the years ended November 30, 2024 and 2023, respectively.

p) Incomes Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

(Amounts expressed in US Dollars)

The Company records uncertain tax positions on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company records uncertain tax positions as liabilities and adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of November 30, 2024 and 2023, the Company has not recorded any uncertain tax positions in the consolidated financial statements.

If incurred, the Company recognizes interest and penalties related to income taxes on the income tax expense line in the accompanying Consolidated Statement of Operations and Comprehensive Income (Loss). As of November 30, 2024 and 2023, no accrued interest or penalties related to income taxes are included in the Consolidated Balance Sheets.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company's tax years are still open under statute from November 30, 2020 to the present. The resolution of tax matters is not expected to have a material effect on the Company's consolidated financial statements.

q) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss), reduced by dividends, by the weighted-average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss), reduced by dividends, by the weighted-average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and restricted stock units.

r) Stock-Based Compensation

The Company accounts for all stock-based payment awards granted to employees and directors as stock-based compensation expense at their grant date fair value, which the Company uses Black-Scholes valuations, Monte Carlo models, and other market valuations to determine fair value.

The Company's stock-based payments include stock options and restricted stock units. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees' requisite service period, on a straight-line basis. The measurement date for director awards is the date of grant and stock-based compensation costs for non-employees are recognized as expense over the vesting period on a straight-line basis. Stock-based compensation is classified in the accompanying Statements of Operations and Comprehensive Income (Loss) based on the function to which the related services are provided, which is included in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). Forfeitures are accounted for as they occur.

The fair value of each stock option grant is estimated on the date of grant by using either the Black-Scholes or the quoted stock price on the date of grant, unless the awards are subject to market conditions in which case the Company uses the Monte Carlo simulation model. Due to the Company's limited history, the expected term of the Company's stock options granted to employees has been determined utilizing the method as prescribed by the Security and Exchange Commission's Staff Accounting Bulletin, Topic 14. The expected term for stock options granted to non-employees is equal to the contractual term of the options. The risk-free interest rate is determined by reference to the US Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

s) Foreign Currency Transactions

Foreign currency transactions are transactions denominated in a currency other than a subsidiary's functional currency. A change in the exchange rates between a subsidiary's functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is recorded as foreign currency transaction income (loss), in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

t)   Foreign Currency Translation

The Company maintains its books and records in US Dollars, which is its functional and reporting currency. Assets and liabilities of the Company's international subsidiaries in which the local currency is the functional currency are translated into US Dollars at period-end exchange rates. Income and expenses are translated into US Dollars at the average exchange rates during the period. The resulting translation adjustments, including adjustments on intercompany loans that are considered permanent, are included in the Company's Consolidated Balance Sheets as a component of accumulated other comprehensive loss. The Company considers intercompany loans to be of a permanent or long-term nature if management expects and intends that the loans will not be repaid. For the fiscal years ended November 30, 2024 and 2023, all intercompany loan arrangements were determined to be permanent based on management's intention as well as actual lending and repayment activity. Therefore, the foreign currency transaction gains or losses associated with the intercompany loans were recorded in accumulated other comprehensive loss in the Consolidated Balance Sheets for the fiscal years ended November 30, 2024 and 2023.

u)   Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains or losses on available for sale securities. For the fiscal years ended November 30, 2024 and 2023, the Company recorded foreign currency translation gain of $0.4 million and loss of $0.7 million, respectively, on its intercompany loan, which is considered permanent or long-term nature. For the fiscal year ended November 30, 2024, the Company recorded unrealized gains on available for sale securities of $0.1 million. Unrealized gains or losses recorded for the fiscal year ended November 30, 2023 was zero.

v)   Fair Value Measurement

The Company follows a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to settle a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

- Level 1- Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2- Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
- Level 3- Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

w)   Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs"). ASUs not discussed below were assessed and determined to be either not applicable or are expected to have minimal impact on the financial statements.

Recently Adopted Accounting Pronouncement

In 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance changes the impairment model used to measure credit losses for most financial assets. A new forward-looking expected credit loss model replaced the existing incurred credit loss model and applies to the Company's accounts receivables. This is expected to generally result in earlier recognition of allowances for credit losses. The Company adopted ASU 2016-13 on December 1, 2023, and it did not have a material impact on the Company's financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04"). The FASB issued the update to simplify the measurement of goodwill by eliminating step 2 from the goodwill impairment test. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. The Company adopted ASU 2017-04 on December 1, 2023, and it did not have a material impact on the Company's financial statements.

Accounting Pronouncements Issued but Not Adopted

The FASB also issued ASU 2023-07: Segment Reporting Topic 280 - Improvements to Reportable Segment Disclosures. This update requires expanded annual and interim disclosures for significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. This update will be effective for fiscal years beginning after December 15, 2023, and is to be applied retrospectively to all periods presented in the financial statements. The Company believes the adoption of ASU 2023-07 will not have a material impact on the consolidated financial statements.

In 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update standardizes categories for the effective tax rate reconciliation, requires disaggregation of income taxes and additional income tax-related disclosures. This update is required to be effective for the Company for fiscal years beginning after December 15, 2024. The Company is evaluating the effect that ASU 2023-09 will have on its financial statements and disclosures.

In March 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This guidance focuses on the disaggregation of income statement expenses. This update requires entities to provide more detailed disclosures about the components of significant expense categories, enhancing the transparency and decision-usefulness of financial statements. The objective is to provide users with a clearer understanding of the nature and variability of expenses reported in the income statement. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently assessing the impact of ASU 2024-03 on our financial statement disclosures. While we anticipate that the adoption of this standard will require additional disclosures, we do not expect it to have a material impact on our financial position or results of operations.

In January 2025, the Financial Accounting Standards Board (FASB) issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which provides clarification regarding the effective date for implementing the expense disaggregation disclosures outlined in ASU 2024-03. This update is intended to ensure that entities have a clear understanding of the timeline for adopting the new disclosure requirements, thereby promoting consistency and comparability in financial reporting. The clarification specifies that the standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the implications of ASU 2025-01 on our implementation timeline and disclosure practices. We remain committed to providing transparent and comprehensive financial information and will ensure compliance with the clarified effective date.

5.   MARKETABLE DEBT SECURITIES

The following table summarizes our marketable securities and available-for-sale investments as of November 30, 2024 (in thousands):

		Cost		Unrealized Gains		Unrealized Losses		Fair Value		Investments
Corporate bonds	$	2,950	$	18	$	-	$	2,968	$	2,968
U.S. Treasury securities		5,906		47		-		5,953		5,953
Total	$	8,856	$	65	$	-	$	8,921	$	8,921

		November 30, 2024		
		Cost		Fair Value
Due within one year or less	$	8,856	$	8,921

						November 30, 2024 Fair Value Measurement Based on				
		Cost		Fair Value		Quoted Prices in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Cash equivalents	$	11,304	$	11,304	$	11,304	$	-	$	-
Corporate bonds		2,950		2,968		-		2,968		-
U.S. Treasury securities		5,906		5,953		-		5,953		-
Total	$	20,160	$	20,225	$	11,304	$	8,921	$	-

						November 30, 2023 Fair Value Measurement Based on				
		Cost		Fair Value		Quoted Prices in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Cash equivalents	$	16,324	$	16,324	$	16,324	$	-	$	-
Corporate bonds		-		-		-		-		-
U.S. Treasury securities		-		-		-		-		-
Total	$	16,324	$	16,324	$	16,324	$	-	$	-

6.   INVESTMENT AND LOAN IN JOINT VENTURE

In January 2023, the Company acquired a 51% ownership interest in Byrna LATAM, a corporate joint venture formed to expand the Company's operations and presence in South American markets, for $0.5 million. The Company accounted for the investment in the joint venture using the equity method since the Company did not have voting control of Byrna LATAM. Additionally, the Company did not have substantive participating rights that would result in the Company having control of Byrna LATAM. The Company recorded its share of the joint venture's losses for the twelve months ended November 30, 2024 and November 30, 2023, of less than $0.1 million and $0.6 million, respectively, in the Consolidated Statements of Operations and Comprehensive Income (Loss) as loss from joint venture. The carrying value of the Company's investment in the joint venture on November 30, 2024 and 2023, is at zero in the Consolidated Balance Sheets.

On August 19, 2024, the Company sold it's 51% ownership interest to Fusady S.A. for $1 (the "LATAM Share Purchase Agreement") and entered into an exclusive distribution, manufacturing and licensing agreement with Byrna LATAM (the "LATAM Licensing Agreement"). This LATAM Licensing Agreement allows Byrna LATAM to exclusively manufacture the Byrna SD launcher and ammunition in certain South American countries and requires Byrna LATAM to pay the Company a royalty on Byrna products manufactured. The amount of royalty earned and outstanding at end of November 30, 2024, was not material. The LATAM Share Purchase Agreement also includes put and call rights based on defined triggers which expire on August 19, 2029.

In January 2023, the Company loaned $1.6 million to Byrna LATAM. The loan bore interest at a rate equal to Secured Overnight Financing Rate ("SOFR") plus 3.0%. Interest income related to the loan receivable was less than $0.1 million for the year ended November 30, 2024. The interest income is included in interest income in the Consolidated Statements of Operations and Comprehensive Income (Loss). On August 19, 2024, the loan was amended to fix the loan amount at $1,431,112 plus accrued interest of $203,373 for a total loan amount of $1,634,485. The loan bears an annual rate of interest of 5% per annum. The loan will be repaid in twelve equal installments starting on August 19, 2025. The loan receivable was recorded as loan to joint venture in the Consolidated Balance Sheets until the consummation of the LATAM Share Purchase Agreement at which time the Company recorded the current portion of the loan as part of Prepaid expenses and other current assets and the non-current portion is recorded as part of Other assets on the Consolidated Balance Sheet as of November 30, 2024.

7.   REVENUE, DEFERRED REVENUE AND ACCOUNTS RECEIVABLE

Deferred Revenue

Changes in deferred revenue, which relate to advance payments, unfulfilled e-commerce orders and amounts to be recognized under extended 3-year service warranty, for the years ended November 30, 2024 and 2023 are summarized below (in thousands). The Company recognized warranty revenue totaling $0.3 million and $0.3 million, respectively, during the years ended November 30, 2024 and 2023.

Deferred revenue balance, November 30, 2022	798
Net additions to deferred revenue	31,049
Reductions in deferred revenue for revenue recognized during the fiscal year	(29,912)
Deferred revenue balance, November 30, 2023	1,936
Net additions to deferred revenue	66,120
Reductions in deferred revenue for revenue recognized during the fiscal year	(66,248)
Deferred revenue balance, November 30, 2024	1,808
Less current portion	1,791
Deferred revenue, non-current	17

Revenue Disaggregation

The following table presents disaggregation of the Company's revenue by market and distribution channel (in thousands):

	Years Ended November 30,			
Geographical Market		2024		2023
U.S. Domestic	$	78,932	$	40,182
South Africa		198		402
Europe/South America/Asia		4,156		1,013
Canada		2,470		1,047
Total	$	85,756	$	42,644

	Years Ended November 30,			
Distribution channel		2024		2023
Wholesale (dealer/distributors)	$	19,900	$	12,737
E-commerce		65,856		29,907
Total	$	85,756	$	42,644

Accounts Receivable

The Company records accounts receivables due from dealers/distributors, large end-users such as retail stores, security companies and law enforcement agencies. Accounts receivable, net of allowances, was $2.6 million, $2.9 million, and $5.9 million as of November 30, 2024, 2023 and 2022 respectively.

Allowance for Expected Credit Losses

The Company estimates the balance of its allowance for expected credit losses. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of customers based on ongoing credit evaluations. The Company also considers customer-specific information, current market conditions, and reasonable and supportable forecasts of future economic conditions. Account balances are written off against the allowance when it is determined that the receivable will not be recovered. As of November 30, 2024, 2023 and 2022, the allowance for credit losses was $0.3 million, $0.6 million, and less than $0.1 million, respectively.

8. INVENTORY

The following table summarizes inventory (in thousands):

	November 30, 2024	November 30, 2023
Raw materials	$ 10,307	$ 7,543
Work in process	3,433	2,439
Finished goods	6,232	3,908
Total	$ 19,972	$ 13,890

The Company reviews inventory for excess and obsolete products and makes provisions based on its estimate of the probability that the material will not be consumed or that it will be sold below cost. The inventory reserves were $0.4 million and $0.7 million at November 30, 2024 and 2023, respectively.

9. PROPERTY AND EQUIPMENT

The following table summarizes cost and accumulated depreciation (in thousands):

	Estimated Useful Lives in Years	November 30, 2024	November 30, 2023
Computer equipment and software	3-5	$ 791	$ 817
Furniture and fixtures	5	276	273
Leasehold improvements	3-7	1,048	989
Machinery and equipment	5-7	4,095	3,425
		6,210	5,504
Less: accumulated depreciation and amortization		2,802	1,701
Total		$ 3,408	$ 3,803

The Company recognized approximately $1.2 million and $1.0 million in depreciation expense during the years ended November 30, 2024 and 2023, respectively. Depreciation expense is presented in the operating expenses and within cost of goods sold in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

At November 30, 2024 and 2023, the Company deposited $2.7 million and $1.2 million, respectively, with vendors primarily for supply of molds and equipment where the vendors have not completed supply of these assets. The Company placed $0.4 million and less than $0.1 million of molds and equipment deposits and software deposits, respectively, from November 30, 2023 into service during fiscal year November 30, 2024. The Company placed $1.2 million and $0.5 million of molds and equipment deposits and software deposits, respectively from November 30, 2022 into service during fiscal year November 30, 2023. The deposits are presented in the Consolidated Balance Sheets as deposits for equipment.

10.   INTANGIBLE ASSETS

The components of intangible assets were as follows (in thousands):

	Estimated Useful Lives in Years	As of November 30, 2024				As of November 30, 2023			
		Gross Carrying Amount		Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount		Accumulated Amortization	Net Carrying Amount
Patents	10-17	$	3,955	$ (978)	$ 2,977	$	3,931	$ (723)	$ 3,208
Trademarks	Indefinite		360	—	360		360	—	360
Customer List	2		70	(70)	—		70	(55)	15
Total		$	4,385	$ (1,048)	$ 3,337	$	4,361	$ (778)	$ 3,583

The trademarks have an indefinite life and will be assessed annually for impairment. All other intangible assets are finite-lived.

Intangible assets amortization expenses are recorded within operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). Total intangible assets amortization expense for the years ended November 30, 2024 and 2023 were $0.3 million and $0.3 million, respectively.

Estimated future amortization expense related to intangible assets as of November 30, 2024 are as follows (in thousands):

Fiscal Year Ending November 30,		
2025	$	275
2026		257
2027		257
2028		257
2029		257
Thereafter		1,674
Total	$	2,977

11.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

	November 30,		
	2024		2023
Trade payables	$	7,715	$	2,617
Accrued sales and use tax		570		834
Personnel costs		4,193		2,173
Accrued professional fees		124		201
Other accrued liabilities		506		333
	$	13,108	$	6,158

(Amounts expressed in US Dollars)

12. LINES OF CREDIT

On January 19, 2021, the Company entered into a $5.0 million revolving line of credit with a bank. The revolving line of credit bore interest at a rate equal to the Wall Street Journal Prime Rate plus 0.50%, subject to a floor of 4.00%. The revolving line of credit was secured by the Company's accounts receivable and inventory. The line of credit was subject to an unused fee of 0.25% paid once annually. The line of credit expired on January 19, 2024.

Also on January 19, 2021, the Company entered into a $1.5 million equipment financing line of credit with a bank. The line of credit bore interest at a rate equal to the Wall Street Journal Prime Rate plus 0.50%, subject to a floor of 4.00%. The line of credit was secured by the Company's equipment. The line of credit was subject to an unused fee of 0.25% paid once annually. The line of credit expired on January 19, 2024.

As of November 30, 2024 there was no line of credit in place. As of November 30, 2023, there was no outstanding balance on the revolving line of credit and the Company had not drawn on the equipment financing line of credit. Debt issuance costs related to the lines of credit were $0.1 million. Debt issuance costs of $0.1 million were amortized over the term of the debt and are presented as part of Other Assets in the Consolidated Balance Sheets. Amortization of less than $0.01 million and $0.03 million for the years ended November 30, 2024 and 2023 is included in Interest income, net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The revolving line of credit and equipment financing line of credit were terminated on January 19, 2024 and not renewed.

(Amounts expressed in US Dollars)

13. STOCKHOLDERS' EQUITY

Stock Buyback Plan

On July 31, 2024, the Company's Board of Directors approved a plan to buy back up to $10 million worth of shares of Common Stock (the "Stock Buyback Program"). The Company's Stock Buyback Plan is intended to return capital to shareholders and to minimize the dilutive impact of stock options and other sharebased awards. The Stock Buyback Program will expire on the sooner of the two-year anniversary of its initiation or until we reach the aggregate limit of $10 million for the repurchases under the program. The repurchased shares are recorded as part of treasury stock and are accounted for under the cost method. In the twelve months ended November 30, 2024, we repurchased 0.3 million shares of common stock for $3.8 million.

The following table summarizes repurchases made during the fiscal year ended November 30, 2024:

	Number of Shares	Cost of Shares	Average Cost per Share
Shares purchased - March 2024	21,905	$ 253,003	$ 11.6
Shares purchased - August 2024	291,141	2,994,296	10.3
Shares purchased - September 2024	506	5,695	11.3
Shares purchased - October 2024	35,678	499,997	14.0
Total	349,230	$ 3,752,991	$ 10.7

In March 2024, 21,905 units were repurchased by the Company for $0.3 million for shares withheld to pay the payroll tax liability of the vesting RSUs and treated as treasury stock.

(Amounts expressed in US Dollars)

14. STOCK-BASED COMPENSATION

2020 Plan

On October 23, 2020, the Board approved and on November 19, 2020, the stockholders approved the Byrna Technologies Inc. 2020 Equity Incentive Plan (the “2020 Plan”). The aggregate number of shares of common stock available for issuance in connection with options and other awards granted under the 2020 Plan is 2,500,000. On April 26, 2022, the Company’s Board of Directors approved and on June 17, 2022, the Company's stockholders approved the increase of the number of shares of common stock available for issuance under the 2020 Plan by 1,300,000 shares to a total of 3,800,000 shares. The 2020 Plan is administered by the Compensation Committee of the Board. The Compensation Committee determines the persons to whom options to purchase shares of common stock, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), and restricted or unrestricted shares of common stock may be granted. Persons eligible to receive awards under the 2020 Plan are employees, officers, directors, consultants, advisors and other individual service providers of the Company. Awards are at the discretion of the Compensation Committee.

Stock-Based Compensation Expense

Total stock-based compensation expense was $3.4 million and $5.4 million for the years ended November 30, 2024 and 2023, respectively. Total stock-based compensation expense was recorded in Operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

Restricted Stock Units

During the year ended November 30, 2024 the Company granted 600,000 of the RSU's with a “double trigger” for vesting based on stock price and time, as follows: (1) one-third of the RSUs will be triggered when the Company’s stock trades above $6.00 on a 20-day VWAP, the second one-third of the RSUs will be triggered when the Company’s stock trades above $9.00 on a 20-day VWAP, and the final one-third of the RSUs will be triggered when the stock trades above $12.00 on a 20-day VWAP and (2) the employee must remain employed by the Company for three years from the effective date for the RSUs to vest. During the year ended November 30, 2023, the Company did not grant "double trigger" RSUs. In addition, the Company also granted 153,232 and 102,720 time-based RSU's during the years ended November 30, 2024 and 2023, respectively. Stock-based compensation expense for the RSUs for the years ended November 30, 2024 and 2023 was $1.6 million and $3.6 million, respectively.

During the year ended November 30, 2023, the Company accelerated the vesting of 200,000 RSUs held by the Company's former CTO. The acceleration of these 200,000 RSUs resulted in $0.5 million of a tax payment for which the Company withheld 89,182 shares from the former CTO in exchange. The acceleration of these RSUs was considered an equity award modification and resulted in an immaterial stock-based compensation expense.

As of November 30, 2024, there was $2.4 million of unrecognized stock-based compensation cost related to unvested RSUs which is expected to be recognized over a weighted average of 1.6 years.

RSU Valuation

The assumptions that the Company used in a Monte Carlo simulation model to determine the grant-date fair value of RSU's granted with a double trigger for the year ended November 30, 2024, are presented in the table below. The Company did not grant RSUs for the year ended November 30, 2023 that required a Monte Carlo simulation model.

(Monte Carlo simulation model)

	2024	2023
Risk free rate	4.33%	—
Expected dividends	$ —	—
Expected volatility	33%	—
Expected life (in years)	2.7	—
Market price of the Company’s common stock on date of grant	$ 6.03	—

The following table summarizes the RSU activity during the year ended November 30, 2024:

	RSUs
Outstanding, November 30, 2022	1,314,909
Granted	200,696
Settled	(213,636)
Cancelled	—
Forfeited	(325,743)
Outstanding, November 30, 2023	976,226
Granted	753,230
Settled	(691,596)
Cancelled	—
Forfeited	(122,630)
Outstanding, November 30, 2024	915,230

Of the 690,077 restricted stock units issued, 57,697 units were returned to the Company and retired in exchange for the Company paying for the payroll withholding taxes, and 21,905 units were repurchased by the Company for $0.3 million for shares withheld to pay the payroll tax liability of the vesting RSUs and treated as treasury stock. For the twelve months ended November 30, 2024, restricted stock units of 611,994, net, were issued.

Stock Options

During the years ended November 30, 2024 and 2023, the Company granted options to employees and directors to purchase 199,500 and 249,999 shares of common stock, respectively. The Company recorded stock-based compensation expense for options granted to its employees and directors of $1.8 million and $1.8 million during the years ended November 30, 2024 and 2023, respectively.

As of November 30, 2024, there was $1.4 million of unrecognized stock-based compensation cost related to unvested stock options which is expected to be recognized over a weighted average period of 1.3 years.

Stock Option Valuation

The assumptions that the Company used to determine the grant-date fair value of stock options granted to employees and non-employees for the years ended November 30, 2024 and 2023 were as follows:

		2024		2023
Risk free rate		4.10%		3.63%
Expected dividends		0%		0%
Expected volatility		76%		77%
Expected life (in years)		6.5		6.5
Market price of the Company's common stock on date of grant	$	6.89	$	8.96
Exercise price	$	6.89	$	8.96

(Amounts expressed in US Dollars)

The following table summarizes option activity under the 2020 Plan during the years ended November 30, 2024 and 2023:

	Stock Options	Weighted-Average Exercise Price Per Stock Option
Outstanding, November 30, 2022	1,297,750	$ 6.75
Granted	249,999	8.96
Exercised	(25,000)	1.45
Expired	(30,333)	7.70
Forfeited	(107,750)	8.09
Outstanding, November 30, 2023	1,384,666	$ 7.12
Granted	199,500	6.89
Exercised	(292,827)	3.01
Expired	—	—
Forfeited	(49,500)	7.24
Outstanding, November 30, 2024	1,241,839	$ 9.11
Exercisable, November 30, 2024	766,196	$ 9.58
Exercisable, November 30, 2023	672,256	$ 5.82

The stock options outstanding at the end of the year had weighted-average contractual life as follows:

	2024	2023
	(in years)	(in years)
Total outstanding options	7.48	6.90
Total exercisable options	7.04	5.29

(Amounts expressed in US Dollars)

15. EARNINGS PER SHARE

For the year ended November 30, 2024, the Company recorded net income and, as such, used diluted weighted-average common shares outstanding when calculating diluted income per share for the year ended November 30, 2024. Stock options and RSUs that could potentially dilute basic earnings per share ("EPS") in the future are included in the computation of diluted income per share. For the year ended November 30, 2023, the Company recorded net loss available to common shareholders. As such, because the dilution impact from potential common shares was antidilutive, the Company used basic weighted-average common shares outstanding, rather than diluted weighted-average common shares outstanding when calculating diluted loss per share for the year ended November 30, 2023.

	November 30,	
	2024	2023
Net income (loss)	$ 12,792	$ (8,192)
Weighted-average number of shares used in computing net loss per share, basic	22,504,938	21,919,624
Weighted-average number of shares used in computing net loss per share, diluted	23,139,549	21,919,624
Net income (loss) per share - basic	$ 0.57	$ (0.37)
Net income (loss) per share - diluted	$ 0.55	$ (0.37)

The Company's potential dilutive securities, which include stock options and RSUs have been excluded from the computation of diluted net income (loss) per share as the effect would be anti-dilutive. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net income (loss) per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net income (loss) per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	November 30,	
	2024	2023
Stock Options	256,423	1,384,666
Restricted Stock	19,374	578,250
Total	275,797	1,962,916

(Amounts expressed in US Dollars)

16. RELATED PARTY TRANSACTIONS

The following transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by related parties. Amounts due to related parties are unsecured, non-interest bearing, and due on demand.

The Company terminated the royalty payments to the Company's former CTO in December 2021 and the Company granted 200,000 RSUs during the fiscal year ended November 30, 2023 in exchange to waive all future rights and entitlements to the former CTO. During the fiscal year ended November 30, 2024, the Company and the former CTO agreed to immediately accelerate the 200,000 RSUs, which resulted in $0.5 million in accelerated stock compensation expense. Refer to Note 19, "Commitments and Contingencies - Royalty Payments," for additional information.

The Company subleases office premises at its Massachusetts headquarters to a corporation owned and controlled by the Chief Executive Officer ("CEO") of the Company beginning July 1, 2020, with no stated termination date. Sublease payments received were less than $0.1 million and less than $0.1 million during the years ended November 30, 2024 and 2023, respectively.

Fusady is owned, in equal 25% shares, by four individual investors. These four individuals also each own 25% of Bersa S.A. Bersa S.A. is a distributor of the Company's products in Argentina. There were $0.1 million sales to Bersa S.A. during the year ended November 30, 2024 and less than $0.1 million for the year ended November 30, 2023. As of November 30, 2023, the Company had accounts receivable of approximately $1.6 million. Because of the divesture of the joint venture, Fusady is no longer considered a related party as of November 30, 2024.

17. LEASES

Operating Leases

The Company has operating leases for real estate in the United States and South Africa and does not have any finance leases.

In 2019, the Company entered into a real estate lease for office space in Andover, Massachusetts. In August 2021, the lease was amended to include additional space and extend the term of the existing space by one year. The new lease expiration date is February 29, 2028. The base rent is less than $0.1 million per month.

The Company leases office and warehouse space in South Africa. The Company has exercised its right to extend the lease for an additional year. The lease, which was originally set to expire in December 2024, is now extended to December 2025.

The Company leases warehouse and manufacturing space in Fort Wayne, Indiana. The lease expires on July 31, 2025. The base rent is approximately $0.01 million per month. In November 2021, the Company entered into a new lease which commenced in August 2022. The lease expires July 31, 2027. The base rent is less than $0.1 million per month. The Company sub-leases the former Fort Wayne facility which commenced in August 2022. The amount received from the sub-lease is immaterial. In March 2024, the Company terminated the lease and sublease on the former Fort Wayne facility.

Commencing in July 2024, the Company entered into a new operating lease for warehouse and retail office space located in Fort Wayne, Indiana. The lease term is for five years, commencing on July 15, 2024 and expiring on July 14, 2029. As of November 30, 2024, the total right-of-use asset amounting to $0.3 million and the corresponding lease liability of $0.3 million are reflected in the Company's consolidated financial statements.

The Company also leases office space in Las Vegas, Nevada, which expires on January 31, 2027. The base rent is less than $0.1 million per month.

Commencing in August 2024, the Company entered into a new operating lease for retail office space located in Salem, New Hampshire. The lease term is for seven years, commencing on August 22, 2024 and expiring on August 21, 2029. As of November 30, 2024, the total right-of-use asset amounting to $0.1 million and the corresponding lease liability of $0.1 million are reflected in the Company's consolidated financial statements.

Commencing in August 2024, the Company entered into a new operating lease for retail office space located in Scottsdale, Arizona. The lease term is for ten years, commencing on August 27, 2024 and expiring on July 31, 2032. As of November 30, 2024, the total right-of-use asset amounting to $0.7 million and the corresponding lease liability of $0.7 million are reflected in the Company's consolidated financial statements.

Commencing in November 2024, the Company entered into a new operating lease for retail office space located in Franklin, Tennessee. The lease term is for five and a half years, commencing on November 1, 2024 and expiring on April 30, 2030. As of November 30, 2024, the total right-of-use asset amounting to $0.2 million and the corresponding lease liability of $0.2 million are reflected in the Company's consolidated financial statements.

Certain of the Company's leases contain options to renew and extend lease terms and options to terminate leases early. Reflected in the right-of-use asset and lease liability on the Company's balance sheets are the periods provided by renewal and extension options that the Company is reasonably certain to exercise, as well as the periods provided by termination options that the Company is reasonably certain to not exercise.

As of November 30, 2024 and 2023, the elements of lease expense were as follows (in thousands):

	November 30,	
	2024	2023
Lease Cost:		
Operating lease cost	$ 599	$ 724
Short-term lease cost	—	40
Total lease cost	$ 599	$ 764
Other Information:		
Cash paid for amounts included in the measurement of operating lease liabilities	$ 633	$ 683
Operating lease liabilities arising from obtaining right-of-use assets	$ 1,404	$ —
Operating Leases:		
Weighted-average remaining lease term (in years)	4.7	3.5
Weighted-average discount rate	8.04%	9.5%

Future lease payments under non-cancelable operating leases as of November 30, 2024 are as follows (in thousands):

Fiscal Year Ended November 30,		
2025	$	713
2026		771
2027		669
2028		356
2029		266
Thereafter		386
Total lease payments		3,161
Less: imputed interest		524
Total lease liabilities	$	2,637
Operating lease liabilities, current	$	539
Operating lease liabilities, non-current	$	2,098

18.   INCOME TAXES

Income (Loss) before income taxes consists of the following (in thousands):

	Year Ended November 30,			
	2024		2023	
United States	$	8,226	$	(7,170)
Foreign		(1,142)		(857)
Total	$	7,084	$	(8,027)

The components of the provision (benefit) for income taxes is as follows (in thousands):

	Year Ended November 30,			
	2024		2023	
Current expense:				
Federal	$	6	$	—
State		123		36
Foreign		—		—
Total current expense:		129		36
Deferred expense (benefit):				
Federal		(5,164)		4
State		(673)		2
Foreign		—		123
Total deferred expense (benefit)		(5,837)		129
Total income tax provision (benefit)	$	(5,708)	$	165

A reconciliation of the Company's statutory income tax rate to the Company's effective income tax rate is as follows:

| | Year Ended November 30, | |
	2024	2023
Income at US statutory rate	21.00%	21.00%
State income taxes	3.15%	0.86%
Permanent differences	15.06%	(6.65)%
Foreign rate differential	(0.96)%	0.59%
Valuation allowance	(118.75)%	(17.83)%
Tax credits	(4.41)%	—%
Other	4.60%	(0.02)%
Total	(80.31)%	(2.05)%

The net deferred income tax asset (liability) balance related to the following (in thousands):

| | November 30, | | | |
	2024		2023	
Net operating loss carryforwards	$	3,438	$	6,551
R&D tax credits		318		—
Stock compensation		1,033		1,835
Inventory reserve		107		245
Bad debt reserve		70		130
Accrued payroll		879		434
Warranty reserve		57		109
Foreign tax credit carryforwards		9		9
Capital loss carryover		115		—
Unrealized losses		14		18
Deferred revenue		21		53
Lease liability		583		410
R&E capitalization		802		399
Business interest limitation		325		—
Equity investments		—		136
Subtotal deferred tax assets		7,771		10,329
Valuation allowance		(837)		(9,271)
Total deferred tax assets		6,934		1,058
Depreciation and amortization		(555)		(678)
Right of use asset		(542)		(390)
Total deferred tax liabilities		(1,097)		(1,068)
Net deferred tax assets (liabilities)	$	5,837	$	(10)

The Company notes $0.04 million of a United States state refundable tax credit awarded in the year has been recorded as a component of income before income taxes in accordance with GAAP. As of November 30, 2024, the Company had federal and state NOL carryforwards of approximately $13.4 million and $4.8 million, respectively, which begin to expire in 2029 for federal and state purposes. The federal NOL carryforwards include approximately $10.3 million, which do not expire. The Company had foreign NOL carryforwards of $1.2 million which can be carried forward indefinitely. The Company had federal and state research and development tax credits of approximately $0.2 and $0.1 million, respectively, as of November 30, 2024. The federal and state research and development credits begin to expire in 2044 and 2039, respectively. There were no federal or state research and development tax credits as of November 30, 2023. Deferred tax assets are presented in other assets in the accompanying Consolidated Balance Sheets.

Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of November 30, 2024 and 2023, respectively, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the US deferred tax assets will be realized. Accordingly, the Company has reversed most of its US valuation allowance as of November 30, 2024 and maintains a full valuation allowance on the South Africa deferred tax assets as of November 30, 2024. The Company had a full valuation allowance on its worldwide deferred tax assets as of November 30, 2023.

Additionally, a deferred tax liability had been established in the United States during the prior year relating to tax basis in excess of book basis on an indefinite lived intangible given the valuation allowance position as of November 30, 2023. At November 30, 2024 and 2023, the Company recognized valuation allowances of $0.8 million and $9.3 million, respectively, related to its deferred tax assets created in those respective years. The net increase/(decrease) of ($8.5) million and $1.4 million in the valuation allowance reflects the release of the US valuation allowance for November 30, 2024 and a net increase in gross deferred tax asset between November 30, 2023 and the prior fiscal years, respectively.

Pursuant to Internal Revenue Code Section 382, use of NOL carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three-year period. Ownership changes could impact the Company's ability to utilize the NOL carryforwards remaining at an ownership change date. The Company last completed a Section 382 analysis regarding whether an ownership change had occurred for Company through November 30, 2024. Based on the analysis, the cumulative ownership change is 12.07%. As a result, no resulting limitation of NOL carryforwards has been considered in determining the full valuation allowance against the related deferred tax assets as noted above.

The Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize and amortize, rather than deduct, research and experimental, or R&E, expenditures under section 174 for tax years beginning after December 31, 2021. This rule became effective for the Company during the prior year ended November 30, 2023 and resulted in the capitalization for income tax purposes of R&E costs of $2.0 million. During the current year ended November 30, 2024, the capitalization for income tax purposes of R&E costs is $2.5 million. The Company will amortize these costs for tax purposes over 5 years if the R&E was performed in the U.S. and over 15 years if the R&E was performed outside the U.S.

(Amounts expressed in US Dollars)

19. COMMITMENTS AND CONTINGENCIES

Royalty Payment

Pursuant to the Purchase and Sale Agreement, dated April 13, 2018, and further amended on December 19, 2019, the Company was committed to a minimum royalty payment of less than $0.1 million per year. Royalties on CO2 pistols were to be paid for so long as patents remain effective. Royalties on the fintail projectiles (and any improved versions thereof) will be paid so long as patents remain effective at a rate of 4% of the agreed upon Stipulated Net Price for fintail projectile products. On January 7, 2022, the Company and its former CTO agreed to waive all future rights and entitlements under such agreement, including without limitation any right, title, or interest in the intellectual property or royalty fees except for those on the fintail projectiles. In exchange for the royalty termination, the Company agreed to grant 200,000 RSU's on August 3, 2022, which then vests in two years from January 7, 2022. In June 2023, the Company and the former CTO agreed to accelerate the vesting of the 200,000 RSUs, and the Company recognized stock compensation expense of $1.0 million associated with the RSUs during the year ended November 30, 2023.

Legal Proceedings

In the ordinary course of its business, the Company may be subject to certain other legal actions and claims, including product liability, consumer, commercial, tax and governmental matters, which may arise from time to time. The Company does not believe it is currently a party to any pending legal proceedings. Notwithstanding, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and/or cash flows. Additionally, although the Company has specific insurance for certain potential risks, the Company may in the future incur judgments or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations, and/or cash flows.

20.   SEGMENT AND GEOGRAPHICAL DISCLOSURES

The CEO, who is also the Chief Operating Decision Maker, evaluates the business as a single entity, which includes reviewing financial information and making business decisions based on the overall results of the business. As such, the Company's operations constitute a single operating segment and one reportable segment.

The tables below (in thousands) summarize the Company's revenue, long-lived assets and total assets as of November 30, 2024 and 2023, respectively by geographic region. The Company's long-lived assets consist of intangible assets, property and equipment, right of use assets, and deposits for equipment:

Revenue	US		South Africa		Europe/South America/Asia		Canada		Total	
2024	$	78,932	$	198	$	4,156	$	2,470	$	85,756
2023	$	40,182	$	402	$	1,013	$	1,047	$	42,644

Long-lived assets	US		South Africa		Total	
2024	$	10,966	$	896	$	11,862
2023	$	9,632	$	722		10,354

Total Assets	US		South Africa		Total	
2024	$	66,794	$	5,128	$	71,922
2023	$	46,388	$	5,926	$	52,314

21.   FINANCIAL INSTRUMENTS

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company's objectives, policies and processes for managing those risks and the methods used to measure them.

i)   Currency Risk

The Company held its cash balances within banks in the US in US dollars and with banks in South Africa in US dollars and South African rand. The value of the South African rand against the US dollar may fluctuate with the changes in economic conditions.

During the years ended November 30, 2024 and 2023, the US dollar weakened in relation to the South African rand, and upon the translation of the Company's subsidiaries' revenues, expenses, assets and liabilities, and intercompany loan held in South African rand, respectively. As a result, the Company recorded a translation adjustment loss of $0.6 million and $0.4 million primarily related to the South African rand during the years ended November 30, 2024 and 2023, respectively.

The Company's South African subsidiary's revenues, cost of goods sold, operating costs and capital expenditures are denominated in South African rand. Consequently, fluctuations in the US dollar exchange rate against the South African rand increases the volatility of sales, cost of goods sold and operating costs and overall net earnings when translated into US dollars. The Company is not using any forward or option contracts to fix the foreign exchange rates. Using a 10% fluctuation in the US exchange rate, the impact on the loss and stockholders' equity (deficit) is not material.

ii) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, marketable securities, accounts receivable, and the loan receivable from Byrna LATAM. The Company maintains cash and cash equivalents with high credit quality financial institutions located in the US and South Africa. The Company maintains cash and cash equivalents balances along with marketable securities with financial institutions in the US in excess of amounts insured by the Federal Deposit Insurance Corporation.

The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers. As of November 30, 2024, two of the Company's customers accounted for approximately 36% of total accounts receivable. As of November 30, 2023, one customer accounted for 12% of total accounts receivable.

The Company loaned $1.6 million to Byrna LATAM in January 2023. The Company determines if an estimate for a credit loss on this loan is needed by considering the financial position of Byrna LATAM, the current economic environment, collections on our accounts receivable balances with Byrna LATAM, as well reasonable and supportable forecasts to support the payment of this loan. The Company reviews these factors quarterly to determine if any adjustments are needed.

(3) Exhibits.

The following exhibits are filed as part of this Annual Report on Form 10-K. Where such filing is made by incorporation by reference to a previously filed document, such document is identified.

Exhibit No.	Description
3.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2021).
3.2	Certificate of Amendment to the Certificate of Incorporation, dated April 28, 2021 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2021).
3.3	Certificate of Amendment to the Certificate of Incorporation, dated June 17, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2022).
3.4	Amended and Restated By-laws dated April 19, 2021 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2021).
3.5	Certificate of Designations of Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2020).
3.6	Amendment to the Certificate of Designations of Series A Convertible Preferred Stock, dated January 15, 2021 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2021).
4.1	Description of Capital Stock (incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2021).
4.2	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2018).
4.3	Common Stock Purchase Warrant, dated January 15, 2020 (incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2020).
10.1#	Byrna Technologies Inc. 2020 Amended and Restated 2020 Equity Incentive Plan (incorporated herein by reference to Annex B to the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 6, 2022).
10.2#	Consulting Agreement dated June 15, 2016 between the Company and Northeast Industrial Partners, LLC, as amended by Extension Agreement to Consulting Agreement, dated May 1, 2017, between the Company and Northeast Industrial Partners, LLC (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 28, 2018).
10.3#	Form of Incentive Stock Option Award Agreement under the Byrna Technologies Inc. 2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 filed with the Securities Exchange Commission on June 1, 2021).
10.4#	Form of Nonqualified Stock Option Award Agreement under the Byrna Technologies Inc. 2020 Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 filed with the Securities Exchange Commission on June 1, 2021).
10.5	Purchase and Sale Agreement by and among the Company and Andre Buys of South Africa, dated April 13, 2018 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2018).

E-1

10.6	Amendment to Purchase and Sale Agreement by and among the Company and Andre Buys of South Africa, dated December 19, 2019 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on January 8, 2020).
10.7	Manufacturing Supply Agreement by and between the Company and Micron Products, Inc. dated August 11, 2017 (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 28, 2018).
10.8	License and Supply Agreement by and between the Company and Safariland, LLC dated May 1, 2017 (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 28, 2018).
10.9†	Securities Purchase Agreement, by and among the Company, Northeast Industrial Partners, LLC, and the purchasers party thereto, dated April 22, 2019 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2019).
10.10†	Securities Purchase Agreement, by and among the Company, Northeast Industrial Partners, LLC, and the purchasers party thereto, dated July 22, 2019 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2019).
10.11	Purchase and Sale Agreement by and among by and among the Company and Andre Buys of South Africa, dated April 13, 2018 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2020).
10.12	Amendment to Purchase and Sale Agreement by and among the Company and Andre Buys of South Africa, dated December 19, 2019 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2020).
10.13†	Stock Purchase Agreement, dated as of May 5, 2020, by and among the Company, Roboro, the Sellers and the Seller Representative (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 18, 2020).

10.14†	Asset Purchase Agreement by and among the Company, Kore Outdoor (US) Inc. and Kore Outdoor Inc., dated as of May 12, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021).
10.15#	Form of Indemnification Agreement by and between the Registrant and each of its officers and directors (incorporated by reference to Exhibit 10.17 to the Amendment to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 12, 2021).
10.16†	Asset Purchase Agreement by and between Byrna Technologies Inc. and Fox Labs International, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K wiled with the Securities and Exchange Commission on May 25, 2022).
10.17#	Employment Agreement, dated September 1, 2023, by and between the Company and Bryan Ganz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2023).
10.18#	Employment Agreement, dated July 13, 2023, by and between the Company and John Brasseur (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2024)
10.19#	Employment Agreement, dated June 12, 2024, by and between the Company and Laurilee Kearnes (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2024).
10.20#	Separation Agreement, dated June 19, 2024 between the Company and David North (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2024).
10.21	Consulting Agreement, dated June 19, 2024 between the Company and David North (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2024).
19.1	Insider Trading Policy*
21.1	List of Registrant's Subsidiaries*
23.1	Consent of Independent Registered Public Accounting Firm*
31.1	Certification of the Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).*
31.2	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).*
32.1	Certification of the Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350**
97.1	Byrna Technologies Inc. Clawback Policy*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase*
101.LAB	Inline XBRL Taxonomy Label Linkbase*
101.PRE	Inline XBRL Definition Linkbase Document*
101.DEF	Inline XBRL Definition Linkbase Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document and include in Exhibit 101)

*	Filed herewith
**	Furnished herewith
#	Management contract or compensatory plan or arrangement
†	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby agrees to provide the Securities and Exchange Commission, upon request, copies of any omitted exhibits or schedules to this exhibit.

Item 16. FORM 10-K SUMMARY

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 7, 2025

Byrna Technologies Inc.

By: /s/ Bryan Ganz
Name: Bryan Ganz
Title: Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Bryan Ganz Bryan Ganz	Chief Executive Officer, President and Director (Principal Executive Officer)	February 7, 2025
/s/ Laurilee Kearnes Laurilee Kearnes	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 7, 2025
/s/ Herbert Hughes Herbert Hughes	Chairman	February 7, 2025
/s/ Leonard Elmore Leonard Elmore	Director	February 7, 2025
/s/ Chris Lavern Reed Chris Lavern Reed	Director	February 7, 2025
/s/ Emily Rooney Emily Rooney	Director	February 7, 2025

44

Exhibit 19.1

Introduction

This Insider Trading Policy (the "**Policy**") of Byrna Technologies Inc., a Delaware corporation (together with its subsidiaries, the "**Company**") prohibits the unauthorized disclosure and misuse of any non-public information you obtain in the course of your service with the Company and the misuse of material non-public information in securities trading.

A. Legal Prohibitions on Insider Trading

The antifraud provisions of U.S. federal securities laws prohibit directors, officers, employees and other individuals who possess material non-public information from trading on the basis of that information. Your transactions will be considered "on the basis of" material non-public information if you are aware of the material non-public information at the time of the transaction. It is not a defense that you did not "use" the information for purposes of the transaction.

Disclosing material non-public information directly or indirectly to others who then trade based on that information or making recommendations or expressing opinions as to transactions in securities while aware of material non-public information (which is sometime referred to as "**tipping**") is also illegal. Both the "**tipper**" who provides the information, recommendation or opinion and the "**tippee**" who trades based on it may be liable.

These illegal activities are commonly referred to as "**insider trading**." State securities laws and securities laws of other jurisdictions also impose restrictions on insider trading. In addition, the Company, as well as individual directors, officers and other supervisory personnel, may be subject to liability as "**controlling persons**" for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control.

B. Detection and Prosecution of Insider Trading

The U.S. Securities and Exchange Commission (the "**SEC**"), the Financial Industry Regulatory Authority ("**FINRA**") and the Nasdaq Stock Exchange use sophisticated electronic surveillance techniques to investigate and detect insider trading, and the SEC and the U.S. Department of Justice pursue insider trading violations vigorously. Regulators have successfully prosecuted cases involving trading through foreign accounts, trading by family members and friends and trading involving only a small number of shares.

C. Penalties for Violation of Insider Trading Laws and this Policy

1. Civil and Criminal Penalties

As of the effective date of this Policy, potential penalties for insider trading violations under U.S. federal securities laws include:
- damages in a private lawsuit;
- disgorging any profits made or losses avoided;
- imprisonment for up to 20 years;
- criminal fines of up to $5 million for individuals and $25 million for entities;
- civil fines of up to three times the profit gained or loss avoided;
- a bar against serving as an officer or director of a public company; and
- an injunction against future violations.

Civil and criminal penalties also apply to tipping. The SEC has imposed large penalties in tipping cases even when the tipper did not trade or gain any benefit from the tippee's trading.

2. Penalties for Controlling Persons

As of the effective date of this Policy, the penalty for insider trading violations of controlling persons is a civil fine of up to the greater of $2.479 million or three times the profit gained or loss avoided as a result of the insider trading violations, as well as potential criminal fines and imprisonment.

3. Disciplinary Actions

If the Company has a reasonable basis to conclude that you have failed to comply with this Policy, you may be subject to disciplinary action, up to and including dismissal for cause, whether or not your failure to comply with this Policy results in a violation of law. It is not necessary for the Company to wait for the filing or conclusion of any civil or criminal action against you before taking disciplinary action. In addition, the Company may give stop transfer and other instructions to the Company's transfer agent to enforce compliance with this Policy.

D. Compliance Officer

You should direct any questions, requests or pre-clearance forms to Lisa Wager (the "**Compliance Officer**"). The Compliance Officer is generally responsible for the administration of this Policy. The Compliance Officer may select others to assist with the execution of her duties.

E. Reporting Violations

It is your responsibility to help enforce this Policy. You should be alert to possible violations and promptly report violations or suspected violations of this Policy to the Compliance Officer. If your situation requires that your identity be kept secret, your anonymity will be preserved to the greatest extent reasonably possible. If you wish to remain anonymous, you may: send a letter addressed to the Compliance Officer at Byrna Technologies Inc., 100 Burtt Road, Suite 115, Andover, Massachusetts, 01810. In all cases, please provide as much detail as possible, including any evidence that you have.

F. Personal responsibility

You are responsible for complying with this Policy and applicable laws and regulations. You should use your best judgment at all times and consult with your personal legal and financial advisors, as needed. You should seek assistance from the Compliance Officer if you have any questions at all. The rules relating to insider trading can be complex, and a violation of insider trading laws can carry severe consequences.

Persons and Transactions Covered by This Policy

A. Persons Covered by This Policy

This Policy applies to all directors, officers, employees and other agents and individuals (such as consultants and independent contractors) of the Company. References to the Company include subsidiaries of the Company. References in this Policy to "you" (as well as general references to directors, officers, employees and other agents and individuals) should also be understood to include members of your immediate family, persons with whom you share a household, persons who are your economic dependents and any other individuals or entities whose transactions in securities you influence, direct or control (including, for example, a venture or other investment fund, if you influence, direct or control transactions by the fund). You are responsible for making sure that these other individuals and entities comply with this Policy.

B. Types of Transactions Covered by This Policy

Except as discussed in "**Limited Exceptions**" below, this Policy applies to **all transactions involving** the securities of the Company. This Policy therefore applies to purchases, sales and other transfers of common stock, options, warrants, preferred stock, debt securities (such as debentures, bonds and notes) and other securities. This Policy also applies to any arrangements that affect economic exposure from changes in the prices of these securities (e.g., transactions in derivative securities (such as exchange-traded put or call options), hedging transactions, short sales and certain decisions with respect to participation in benefit plans). This Policy also applies to any offers with respect to the transactions discussed above. There are no exceptions from insider trading laws or this Policy based on the size of the transaction.

C. Responsibilities Regarding the Non-Public Information of Other Companies

This Policy also applies to all transactions involving the securities of other companies about which you possess material non-public information obtained in the course of your service to the Company. This Policy prohibits the unauthorized disclosure or other misuse of any non-public information of other companies, such as the Company's vendors, customers, collaborators, suppliers and competitors. This Policy also prohibits insider trading and tipping based on the material nonpublic information of other companies.

D. Applicability of this Policy after Your Departure

You are expected to comply with this Policy until such time as you are no longer affiliated with the Company <u>and</u> you no longer possess any material non-public information subject to this Policy. You have a continuing obligation to comply with the Policy after your departure from the Company to the extent that you continue to be in possession of material nonpublic information obtained in the course of your service to the Company

E. No Exceptions Based on Personal Circumstances

There may be instances where you suffer financial harm or other hardship or are otherwise required to forego a planned transaction because of the restrictions imposed by this Policy. Personal financial emergency or other personal circumstances will not limit your liability under securities laws and will not excuse a failure to comply with this Policy.

Material Non-Public Information

A. "Material" Information

Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell securities or would view the information as significantly altering the total mix of information in the marketplace. In general, any information that could reasonably be expected to affect the market price of a security is likely to be material. Both positive and negative information may be material.

It is not possible to define all categories of "material" information. However, some examples of information that could be regarded as material include information with respect to:

- Financial results, financial condition, earnings pre-announcements, guidance, projections or forecasts, particularly if inconsistent with previously announced guidance, projections, or forecasts (if any) or with the expectations of the investment community; note that information about the results of the Company's operations for even a portion of a quarter might be material in helping predict the Company's financial results for the quarter;
- Restatements of financial results, or material impairments, write-offs or restructurings;
- Changes in independent auditors, or notification that the Company may no longer rely on an audit report;

- Business plans, forecasts, or budgets;
- Creation of significant financial obligations, or any significant default under or acceleration of the payment of any financial obligation;
- Impending bankruptcy or financial liquidity problems;
- Significant developments involving business relationships, including entering into, modifying, or terminating significant agreements or orders with customers, suppliers, or other business partners;
- Product or service introductions, modifications or other announcements of a significant nature;
- Significant developments relating to intellectual property;
- Significant legal or regulatory developments, including regulatory violations and license revocations, whether actual or threatened;
- Review of and comments on regulations prior to publication in the State Register;
- Lobbying activities with expected financial impact on operations;
- Major events involving the Company's securities, including public or private offerings of debt or equity securities, adoption of stock repurchase programs, option or warrant repricings, stock splits, changes in dividend policies, modification to the rights of security holders, or notice of delisting of our securities from trading on a securities exchange;
- The existence of a special blackout period in which you may not trade securities;
- Significant corporate events, such as a pending or proposed merger, joint venture or tender offer, a significant investment, the acquisition or disposition of a significant business or asset or a change in control of the Company;
- Major personnel changes, such as changes in senior management or lay-offs; and
- The existence and the amount of the backlog or orders and the fulfillment of backlog from last reported period and changes to production capacity

If you have any questions as to whether information should be considered "material," you should consult with the Compliance Officer. In general, it is advisable to resolve any close questions as to the materiality of any information by assuming that the information is material.

B. "**Non-Public**" **Information**

Information is considered non-public until it has been broadly disseminated to the public for long enough to be reflected in the price of the security. As a general rule, you should consider information to be non-public until at least the completion of **one full trading day** has elapsed after the information has been broadly disseminated to the public in a press release, a public filing with the SEC, a pre-announced public webcast or another broad, non-exclusionary form of public communication. However, depending upon the form of the announcement and the nature of the information, it is possible that information may not be fully absorbed by the marketplace until later. Unless you have seen material information publicly disseminated, you should assume the information is non-public. Any questions as to whether information is non-public should be directed to the Compliance Officer.

The term "**trading day**" means a day on which national stock exchanges are open for trading. A "full" trading day has elapsed when, after the public disclosure, trading in the relevant security has opened and then closed.

4

Policies Regarding Material Non-Public Information

A. Confidentiality of Non-Public Information

This Policy prohibits the unauthorized use or disclosure of non-public information relating to the Company or other companies. All non-public information you obtain in the course of your service with the Company may only be used for legitimate Company business purposes. In addition, you should handle others' non-public information in accordance with the terms of any relevant nondisclosure agreements, and the use of any such non-public information should be limited to the purpose for which it was disclosed.

You must use all reasonable efforts to safeguard non-public information in the Company's possession. You may not disclose non-public information about the Company or any other company, unless required by law, or unless (i) disclosure is required for legitimate Company business purposes, (ii) you are authorized to disclose the information and (iii) appropriate steps have been taken to prevent misuse of that information (including entering an appropriate nondisclosure agreement that restricts the disclosure and use of the information, if applicable). This restriction also applies to internal Company communications and to communications with agents of the Company. In cases where disclosing non-public information to third parties is required, you should coordinate with the Legal Department.

B. No Trading on Material Non-Public Information

Except as discussed in "**Limited Exceptions**" below, you may not, directly or indirectly through others, engage in any transaction involving the Company's securities while aware of material nonpublic information relating to the Company. It does not matter that you did not "use" the information in your transaction.

Similarly, you may not engage in transactions involving the securities of any other company if you are aware of material non-public information about that company (except if the transactions are similar to those presented in "**Limited Exceptions**" below). For example, you may be aware of a proposed transaction involving a prospective business relationship or transaction with another company. If information about that transaction constitutes material non-public information for that other company, you would be prohibited from engaging in transactions involving the securities of that other company (as well as transactions involving the Company securities, if that information is material to the Company). "**Materiality**" is company specific information that is not material to the Company may be material to another company.

C. No Disclosing Material Non-Public Information

You may not disclose material non-public information concerning the Company or any other company to friends, family members or any other person or entity not authorized to receive such information where such person or entity may benefit by trading based on such information. In addition, you may not make recommendations or express opinions based on material non-public information as to trading in the securities of companies to which such information relates. You are prohibited from engaging in these actions regardless of whether you derive any profit or personal benefit from doing so. This prohibition against disclosure of material non-public information includes disclosure (even anonymous disclosure) via the Internet, blogs, investor forums, chat rooms, social media, or the like.

D. Responding to Outside Inquiries for Information

In the event you receive an inquiry from someone outside of the Company, such as a stock analyst, for information, you should refer the inquiry to Lauri Kearnes, the Company's Chief Financial Officer. The Company is required under Regulation FD (Fair Disclosure) of the U.S. federal securities laws to avoid the selective disclosure of material non-public information. In general, Regulation FD provides that when a public company discloses material non-public information, it must provide broad, non-exclusionary access to the information. Violations of this regulation can subject the Company to SEC enforcement actions, which may result in injunctions and severe monetary penalties. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release in compliance with applicable law.

Trading Blackout Periods

To limit the likelihood of trading at times when there is a significant risk of insider trading exposure, the Company has instituted quarterly trading blackout periods and may institute special trading blackout periods from time to time.

It is important to note that whether or not you are subject to blackout periods, you remain subject to the prohibitions on trading on the basis of material non-public information and any other applicable restrictions in this Policy.

A. Quarterly Blackout Periods

Except as discussed in "**Limited Exceptions**" below, all Company directors, officers and other employees and other agents and individuals engaged to provide services to the Company (including consultants and independent contractors) must refrain from conducting transactions involving the Company's securities during quarterly blackout periods. Even if you are not specifically identified as being subject to quarterly blackout periods, you should exercise caution when engaging in transactions during quarterly blackout periods because of the heightened risk of insider trading exposure.

Quarterly blackout periods start at the end of the calendar day that is two weeks before the end the month of each fiscal quarter and end at the beginning of the second full trading day following the date of public disclosure of the financial results for that fiscal quarter. This period is a particularly sensitive time for transactions involving the Company's securities from the perspective of compliance with applicable securities laws due to the fact that, during these periods, individuals may often possess or have access to material non-public information relevant to the expected financial results for the quarter.

All the Company directors, officers, employees and other agents and individuals engaged to provide services to the Company (such as consultants and independent contractors) are subject to the quarterly blackout periods**, which will start at the end of the calendar day that is two weeks prior to the end of every fiscal quarter or fiscal year and end on the beginning of the second trading day after the public release of quarter or year-end results**. From time to time, the Compliance Officer may update and revise the blackout periods as appropriate. For clarification if the fiscal quarter ends on February 28, then the blackout begins after midnight on February 14 (the beginning of February 15).

The Company will notify you when each quarterly blackout period starts and ends so that you will know when you may and may not engage in any transaction involving the Company's securities. Standard quarterly blackout periods for fiscal years beginning December 1, 2024 and later will start at the beginning of the following days:
February 15 (February 16 on leap years)
May 18
August 18
November 17

B. Special Blackout Periods

From time to time, the Company may also prohibit directors, officers, employees and other agents and individuals from engaging in transactions involving the Company's securities when, in the judgment of the Board of Directors or of the Compliance Officer in consultation with the Board of Directors, a trading blackout is warranted. The Company will generally impose special blackout periods when there are material developments known to the Company that have not yet been disclosed to the public. For example, the Company may impose a special blackout period in anticipation of announcing interim earnings guidance or a significant transaction or business development. Special blackout periods may be declared for any reason. The declaration of a special blackout period is material non-public information.

The Company will notify you if you are subject to a special blackout period, in which case you may not engage in any transaction involving the Company's securities until instructed that it is permissible to resume trading, and you should not disclose the existence of the special blackout period to others.

C. No "Safe Harbors"

There are no unconditional "safe harbors" for trades made at particular times and you should exercise good judgment at all times. Even when a quarterly blackout period is not in effect, you may be prohibited from engaging in transactions involving the Company's securities because you possess material non-public information, are subject to a special blackout period, or are otherwise restricted under this Policy.

Pre-Clearance of Trades

Except as discussed in "**Limited Exceptions**" below, all directors, officers and employees should refrain from engaging in any transaction involving the Company's securities without first obtaining written pre-clearance of the transaction from the Compliance Officer or, in the case of the Compliance Officer, from the Company's Chief Executive Officer. To **request pre-clearance for a transaction, submit a completed and signed pre-clearance form (attached hereto as <u>Exhibit A</u>) to the Compliance Officer at least two days prior to the proposed transaction.**

These pre-clearance procedures are intended to decrease insider trading risks associated with transactions by individuals who may have regular or special access to material non-public information. Based on the size and nature of our operations, we have decided at this time to require pre-clearance of all employees, regardless of seniority, as well as all directors. This may change over time as the Company grows and our infrastructure and operations evolve. In addition, pre-clearance of transactions by directors and officers facilitates compliance with Rule 144 resale restrictions under the Securities Act of 1933, as amended, and the liability and reporting provisions of Section 16 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pre-clearance of a trade, however, is not a defense to a claim of insider trading and does not excuse you from otherwise complying with insider trading laws or this Policy. Further, pre-clearance of a transaction does not constitute an affirmation by the Company or the Compliance Officer that you are not in possession of material non-public information. Furthermore, it shall in no way be a recommendation by the Company as to the advisability of such a transaction.

The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction or disclose the reason for that decision.

Additional Restrictions and Guidance

This section addresses certain types of transactions that may expose you and the Company to significant risks. You should understand that, even though a transaction may not be expressly prohibited by this section, you are responsible for ensuring that the transaction otherwise complies with this Policy, including the general prohibition against insider trading as well as pre-clearance procedures and blackout periods, if applicable.

A. Short Sales

This Policy prohibits short sales (i.e., the sale of a security that must be borrowed to make delivery) and "selling short against the box" (i.e., a sale with a delayed delivery) with respect to the Company securities. Short sales may signal to the market possible bad news about the Company or a general lack of confidence in the Company's prospects, and an expectation that the value of the Company's securities will decline. In addition, short sales are effectively a bet against the Company's success and may reduce the seller's incentive to improve the Company's performance. Short sales may also create a suspicion that the seller is engaged in insider trading.

B. Derivative Securities and Hedging Transactions

This Policy prohibits transactions in publicly traded options, such as puts and calls, and other derivative securities with respect to the Company's securities. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding the Company securities. The exercise of warrants, stock options, restricted stock units, restricted stock, stock appreciation rights and other securities issued pursuant to the Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition. However, the sale of securities received upon such exercise is subject to this policy.

Transactions in derivative securities may reflect a short-term and speculative interest in the Company's securities and may create the appearance of impropriety, even where a transaction does not involve trading on material non-public information. Trading in derivatives may also focus attention on short-term performance at the expense of the Company's long-term objectives. In addition, the application of securities laws to derivatives transactions can be complex, and persons engaging in derivatives transactions run an increased risk of violating securities laws.

C. Using Company Securities as Collateral for Loans

This Policy prohibits the pledge of Company securities as collateral for loans without the prior written approval of a Compliance Officer. If you default on the loan, the lender may sell the pledged securities as collateral in a foreclosure sale. The sale, even though not initiated at your request, is still considered a sale for your benefit. If made at a time when you are aware of material non-public information or otherwise are not permitted to trade in the Company securities, the sale may result in inadvertent insider trading violations, Section 16 violations (for officers and directors after the Company becomes subject to the Exchange Act), violations of this Policy and unfavorable publicity for you and the Company. For these reasons, even if you are permitted to pledge the Company securities as collateral for loans, you should exercise caution when doing so.

D. Holding Company Securities in Margin Accounts

You may not hold the Company securities in margin accounts. Under typical margin arrangements, if you fail to meet a margin call, the broker may be entitled to sell securities held in the margin account without your consent. The sale, even though not initiated at your request, is still considered a sale for your benefit. If made at a time when you are aware of material non-public information or are otherwise not permitted to trade in the Company securities, the sale may result in inadvertent insider trading violations, Section 16 violations (for officers and directors after the Company becomes subject to the Exchange Act), violations of this Policy and unfavorable publicity for you and the Company. For these reasons, you are not permitted to hold the Company securities in margin accounts.

E. Placing Open Orders with Brokers

Except in accordance with an approved trading plan (as discussed below), this Policy prohibits the placing open orders, such as limit orders or stop orders, with brokers. Open orders may result in the execution of a trade at a time when you are aware of material non-public information or otherwise are not permitted to trade in the Company securities, which may result in inadvertent insider trading violations, Section 16 violations (for officers and directors after the Company becomes subject to the Exchange Act), violations of this Policy and unfavorable publicity for you and the Company.

Limited Exceptions

The following are certain limited exceptions to the restrictions imposed by the Company under this Policy. Please be aware that even if a transaction is subject to an exception to this Policy, you will need to separately assess whether the transaction complies with applicable law. For example, even if a transaction is indicated as exempt from this Policy, you may need to comply with the "short-swing" trading restrictions under Section 16 of the Exchange Act, if applicable. You are responsible for your compliance at all times with applicable laws.

A. Transactions Pursuant to a Trading Plan that Complies with SEC Rules

The SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for transactions pursuant to trading plans that meet certain requirements. In general, these rules, as set forth in Rule 10b5-1 under the Exchange Act, provide for an affirmative defense if you enter into a contract, provide instructions or adopt a written plan for trading securities when you are not aware of material non-public information. The plan must (i) specify the amount, price, and date of the transaction, (ii) specify an objective method for determining the amount, price, and date of the transaction and/or (iii) place any subsequent discretion for determining the amount, price, and date of the transaction in another person who is not, at the time of the transaction, aware of material nonpublic information. Additionally, the plan must include a representation that the individual adopting or modifying the plan is doing so in good faith an not as part of a plan or schedule to evade the probitions of Rule 10b5-1. Every Rule 10b5-1 plan must include a cooling-off period during which no trading can occur, the duration of which is (A) with respect to Section 16 officers and directors, the later to occur of (1) 90 days after adoption or modification and (2) two business days following disclosure in a periodic report of the financial results for the quarter during which the plan was modified or adopted, not to exceed 120 days, and (B) with respect to individuals other than Section 16 officers or directors, 30 days after adoption or modification. Rule 10b5-1 prohibits multiple overlapping plans and single-trade plans, subject to limited exceptions.

Transactions made pursuant to a written trading plan that (i) complies with the affirmative defense set forth in Rule 10b5-1, including all applicable conditions and requirements and (ii) is approved by the Compliance Officer (subject to the limits set forth herein), are not subject to the restrictions in this Policy against trades made while aware of material non-public information or to the preclearance procedures or blackout periods established under this Policy. A Rule 10b5-1 trading plan may only be adopted or modified during periods when you are not in possession of any material non-public information and when no regular or special blackout period is in effect. **To request approval of a Rule 10b5-1 trading plan, submit a completed and signed request form (attached hereto as <u>Exhibit B</u>) to the Compliance Officer at least two days prior to the proposed implementation or modification of the plan.** In approving a trading plan, the Compliance Officer will only determine whether you may have material non-public information at the time the plan is proffered (based on your representations contained in the request form) and that there is no regular or special blackout period then in effect. The Compliance officer will not review, approve, or disapprove of the substantive terms of the plan or trading instructions. Furthermore, the Company will not be obligated by the plan to provide any information or notices to the brokerage firm or the administrator of the plan. You should therefore confer with the Compliance Officer prior to adopting or modifying any trading plan.

The SEC rules regarding trading plans are complex, and you must comply with them completely for your trading plan to be effective. The description provided above is only a summary, and the Company strongly advises that you consult with your personal legal advisor if you intend to adopt or modify a trading plan. While entry into or modification of trading plans is subject to the Company approval, you are ultimately responsible for compliance with Rule 10b5-1 and this Policy.

The Compliance Officer must keep a copy of each trading plan. The Company is required to publicly disclose information regarding any trading plans that you enter into or modify that will identify you and the material terms of the plan.

B. Receipt and Vesting of Stock Options, Restricted Stock Units, Restricted Stock and Stock Appreciation Rights

The trading restrictions under this Policy do not apply to the exercise, grant or award of stock options, restricted stock units, restricted stock or stock appreciation rights issued or offered by the Company. The trading restrictions under this Policy also do not apply to the vesting, cancellation or forfeiture of stock options, restricted stock units, restricted stock or stock appreciation rights in accordance with applicable plans and agreements. The trading restrictions do apply, however, to any subsequent sales of any such securities or the common stock underlying such securities.

C. Exercise of Stock Options for Cash; Net Settlement; Withholding Obligations

The trading restrictions under this Policy do not apply to the exercise of stock options for cash under the Company's stock option plans. Likewise, the trading restrictions under this Policy do not apply to the exercise of stock options or warrants in a stock-for-stock exercise with the Company or an election to have the Company withhold securities to cover tax obligations in connection with an option or warrant exercise or the vesting of another award, if allowed under a governing plan as to options. However, the trading restrictions under this Policy do apply to (i) the sale of any securities issued upon the exercise of a warrant, stock option or other award, (ii) a cashless exercise of a stock option through a broker, because this involves selling a portion of the underlying shares to cover the costs of exercise, and (iii) any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or other award.

D. Stock Splits, Stock Dividends and Similar Transactions

The trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.

F. Bona Fide Gifts and Inheritance

The trading restrictions under this Policy do not apply to bona fide gifts involving the Company securities or transfers by will or the laws of descent and distribution. However, the trading restrictions under this Policy do apply to the sale of any gifted or inherited securities if the recipient, for example, an immediate family member, is subject to this Policy. See "**Persons and Transactions Covered by this Policy**" above. In other words, you cannot use a gift to conduct a transaction that otherwise would be prohibited under this Policy. Please also note that under the Company's stock option plans, a stock option or other equity award may not be gifted or transferred except under very limited circumstances.

G. Change in Form of Ownership

Transactions that involve merely a change in the form in which you own securities are not subject to the trading restrictions under this Policy. For example, you may transfer shares to an inter vivos trust of which you are the sole beneficiary during your lifetime.

H. Other Exceptions

Any other exception from this Policy must be approved by the Compliance Officer, in consultation with the Board of Directors or an independent committee of the Board of Directors.

Additional Information

A. Availability of Policy

This Policy will be made available to all the Company directors, officers, employees and other agents and individuals when they commence service with the Company. You are required to acknowledge that you understand, and agree to comply with, this Policy. Any questions about the Policy can be directed to the Compliance Officer (lisa@byrna.com).

B. Amendments

The Company is committed to continuously reviewing and updating this Policy and any other the Company policies and procedures. The Company therefore reserves the right to amend, alter or terminate this Policy at any time and for any reason, subject to applicable law. A current copy of the Company's policies regarding insider trading may be obtained by contacting the Compliance Officer.

* * *

Nothing in this Policy creates or implies an employment contract or term of employment. The policies in this Policy do not constitute a complete list of the Company policies or a complete list of the types of conduct that can result in discipline, up to and including discharge.

Exhibit 21.1

**Subsidiaries of
Byrna Technologies, Inc.**

	Jurisdiction of Incorporation	**Ownership Percentage**
Byrna South Africa (Pty) Ltd.	South Africa	100%

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Byrna Technologies, Inc. on Forms S-8 (No. 333-260106 and 333-268796) to be filed on or about February 7, 2025 of our report dated February 7, 2025, on our audits of the financial statements as of November 30, 2024 and 2023 and for each of the years then ended, which report was included in the Annual Report on Form 10-K filed on February 7, 2025.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
February 7, 2025

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bryan Ganz, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Byrna Technologies Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

 (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

 (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

 (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

 (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

 (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 7, 2025

By: /s/ Bryan Ganz
Bryan Ganz
President and Chief Executive Officer,
Chairman of the Board (Principal
Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Laurilee Kearnes, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Byrna Technologies Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 7, 2025   By: /s/ Laurilee Kearnes
                                                          Laurilee Kearnes
                                                          Chief Financial Officer (Principal Financial
                                                          Officer and Principal Accounting Officer)

EXHIBIT 32.1

CERTIFICATION OF PERIODIC FINANCIAL REPORT
PURSUANT TO 18 U.S.C. SECTION 1350

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Byrna Technologies Inc. (the "Company") certifies that the Annual Report of the Company on Form 10-K for the fiscal year ended November 30, 2024, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods presented in the financial statements included in such report.

Date: February 7, 2025

By: /s/ Bryan Ganz
Bryan Ganz
President and Chief Executive Officer,
Chairman of the Board (Principal Executive Officer)

Date: February 7, 2025

By: /s/ Laurilee Kearnes
Laurilee Kearnes
Chief Financial Officer (Principal Financial Officer
and Principal Accounting Officer)

The above certifications are made solely for the purpose of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.

EXHIBIT 97.1

BYRNA TECHNOLOGIES INC. CLAWBACK POLICY

1. Introduction

The Board of Directors (the "**Board**") of the Byrna Technologies Inc. (the "**Company**") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for- performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an Accounting Restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the "**Policy**"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the "**Exchange Act**").

2. Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

3. Covered Executives

This Policy applies to each individual who served or serves as a current or former Covered Executive, at any time during the applicable performance period for any performance-based compensation Received by such executive on or after the Effective Date.

4. Recoupment; Accounting Restatement

In the event the Company is required to prepare an Accounting Restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Board will:

    a.   review, with respect to each Covered Executive, all performance-based compensation Received by such Covered Executive during the applicable period,

    b.   determine the amount of excess Incentive Compensation Received by such Covered Executive during the applicable period;

    c.   require reimbursement or forfeiture of any excess Incentive Compensation Received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement; and

    d.   reasonably promptly but in any event no later than 60 days after the date an Accounting Restatement is filed with the SEC, provide to each Covered Executive a written notice containing the amount of excess Incentive Compensation and a demand for repayment or return, as applicable.

5. Incentive Compensation

For purposes of this Policy, Incentive Compensation means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

- Annual bonuses and other short- and long-term cash incentives.
- Stock options.
- Stock appreciation rights.
- Restricted stock.
- Restricted stock units.
- Performance shares.
- Performance units.

Financial reporting measures include:

- Company stock price.
- Total shareholder return.
- Revenues.
- Net income.
- Earnings before interest, taxes, depreciation, and amortization (EBITDA).
- Funds from operations.
- Liquidity measures such as working capital or operating cash flow.
- Return measures such as return on invested capital or return on assets.
- Earnings measures such as earnings per share.

6. Excess Incentive Compensation; Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board. If the Board cannot determine the amount of excess Incentive Compensation Received by the Covered Executive directly from the information in the Accounting Restatement, then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement.

7. Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder based on all applicable facts and circumstances which may include, without limitation:

    a.   requiring reimbursement of cash Incentive Compensation previously paid;

b. seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

c. offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

d. cancelling outstanding vested or unvested equity awards; and/or

e. taking any other remedial and recovery action permitted by law, as determined by the Board.

Notwithstanding anything herein to the contrary, the Company shall not be required to seek recoupment to the extent the Board determines that recoupment would be impracticable in a manner consistent with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed, because either the direct expenses paid to a third party to assist in enforcing this Policy against a Covered Executive would exceed the amount to be recovered from that Covered Executive, after the Company has made a reasonable attempt to recover the excess Incentive Compensation.

8. <u>Reporting and Disclosure</u>

The Company shall file all disclosures with respect to this Policy with the SEC in accordance with the requirements of all applicable securities laws and shall provide any documentation with respect thereto to Nasdaq in accordance with the listing rules.

9. <u>No Indemnification</u>

The Company shall not indemnify any Covered Executives or their beneficiaries against the loss of any incorrectly awarded Incentive Compensation pursuant to the terms of this Policy or otherwise indemnify or provide advancement of any costs related to the Company's enforcement of this Policy.

10. <u>Interpretation</u>

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Nasdaq Listing Rule 5608, any other applicable rules of Nasdaq and Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC.

11. <u>Effective Date</u>

This Policy shall be effective as of October 2, 2023 (the "**Effective Date**") and shall apply to Incentive Compensation that is Received by any Covered Executive on or after that date.

12. <u>Amendment; Termination</u>

The Board may amend or terminate this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule or rules of any national securities exchange or national securities association on which the Company's securities are listed. Notwithstanding anything herein to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company's securities are listed.

13. <u>Other Recoupment Rights</u>

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

14. <u>Successors</u>

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

15. <u>Definitions</u>

For purposes of this Policy, the following terms shall have the following meanings:

a. "**Accounting Restatement**" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

b. "**Covered Executive**" means each executive officer, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed.

c. "**Received**" means the date of actual or deemed receipt, and for purposes of the foregoing, Incentive Compensation shall be deemed received in the Company's fiscal period during which the applicable financial reporting measure is attained, even if payment or grant of the Incentive Compensation occurs after the end of that period.

d. "**SEC**" means the U.S. Securities and Exchange Commission.

Approved October 11, 2023